Exhibit 99.1

ALAMOS GOLD INC.

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario M5H 3P5

416-368-9932

ANNUAL INFORMATION FORM

for the year ended December 31, 2012

March 28, 2013

ANNUAL INFORMATION FORM - 2012

ALAMOS GOLD INC.

ANNUAL INFORMATION FORM

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Metallurgy	65

Mineral Resource	66

Qualified Person(s) Disclosure	68

Outlook	68

DIVIDENDS	69

DESCRIPTION OF CAPITAL STRUCTURE	69

Common Shares	69

MARKET FOR SECURITIES	70

Trading Price and Volume	70

PRIOR SALES	70

DIRECTORS AND OFFICERS	71

Cease Trade Orders or Bankruptcies	72

Penalties or Sanctions	73

Conflicts of Interest	73

AUDIT COMMITTEE	74

Composition of the Audit Committee	74

Relevant Education and Experience	74

Reliance on Certain Exemptions	74

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	74

Reliance on Section 3.8	74

Audit Committee Oversight	74

Pre-approval Policies and Procedures	74

External Auditor Service Fees (Category)	75

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	75

TRANSFER AGENT AND REGISTRAR	75

LEGAL PROCEEDINGS	75

MATERIAL CONTRACTS	75

INTERESTS OF EXPERTS	75

ADDITIONAL INFORMATION	75

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ANNUAL INFORMATION FORM

(“AIF”)

ALAMOS GOLD INC.

(the “Company”)

PRELIMINARY NOTES

Effective Date of Information

The information in this AIF is current as of March 28, 2012, unless otherwise stated herein.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated (“CAD” denotes Canadian dollars). The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

Canadian Dollars into United States Dollars	2012	2011	2010
Closing	$1.0051	$0.9833	$1.0054
Average	$0.9937	$1.0114	$0.9710
High	$1.0299	$1.0583	$1.0054
Low	$0.9599	$0.9430	$0.9278

The noon rate of exchange on March 27, 2013, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was CAD$1.017 equals US$1.000.

Imperial Equivalents

For ease of reference, the following factors for converting metric measurements to imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Forward-Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian securities laws, concerning the Company’s plans for its properties and other matters. All statements other than statements of historical fact included in this AIF, including, without limitation, statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. These forward-looking

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statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include risks related to the on-going business of the Company, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Mineral Reserve and Resource Estimates

Unless otherwise indicated, all resource and reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be

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assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre–feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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GLOSSARY

In this AIF unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“Ag”	Silver.

“Aği Daği and Kirazli Projects”

Advanced-stage gold development projects located in the Çanakkale province in the Biga Peninsula of northwestern Turkey. The Aği Daği property (the “Aği Daği Project” or “Aği Daği”) consists of 10,525 hectares of mineral tenure in eleven (11) contiguous licences. The Kirazli property (the “Kirazli Project” or “Kirazli”) is situated 25 kilometres to the northwest of the Aği Daği property and consists of 1,541 hectares of mineral tenure in two (2) contiguous licenses.

“Alamos Minerals”	Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.

“Au”	Gold.

“Çamyurt Project”	An early-stage development mineral project located approximately three km southeast of the Company’s Aği Daği Project.

“Company” or “Alamos”	Alamos Gold Inc., including, unless the context otherwise requires, the Company’s subsidiaries.

“Cu”	Copper.

“dacite”	The extrusive (volcanic) equivalent of quartz-diorite.

“dome”	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.

“dore”	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

“EIA”	Environmental Impact Assessment report.

“Ejido”	Mulatos Ejido, a local community of people who own the surface rights to an area of land covering all of the known mineral deposits in the Mulatos area of the Salamandra Concessions.

“feasibility study”

A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“Fronteer”	Fronteer Development Group Inc., the 40% vendor of the Aği Daği and Kirazli Projects.

“Fronteer Teck Agreement”

The share purchase agreement among Teck, Fronteer, the Company, Teck Madencilik Sanayi Ticaret A.S., Fronteer Investment Inc. and Fronteer Eurasia Madencilik Anonim Sirketi dated December 7, 2009 pursuant to which the Company acquired all of the issued and outstanding shares in the capital of Kuzey Biga Madencilik Sanayi Ticaret A.Ş, Doğu Biga Madencilik Sanayi Ticaret A.Ş and Alamos Eurasia Madencilik A.Ş, Turkish subsidiaries of Fronteer and Teck which were the vendors of the Aği Daği and Kirazli Projects.

“grade”

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

“HQ diameter”	2.4 inch diameter drill hole.

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“IFRS”	International financial reporting standards, the accounting principles used by the Company.

“indicated resource” or “indicated mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” or “inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Kennecott”	Kennecott Minerals Company.

“Kennecott Assignment Agreement”	An assignment agreement between Royal Gold and Kennecott dated January 5, 2006 whereby Kennecott assigned its 30% interest in the Placer Kennecott Royalty to Royal Gold.

“km”	Kilometres.

“leaching”	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

“m”	Metres.

“the Mine” or “the Mulatos Mine”	The Mulatos Mine consists of an open pit heap leach operation located within the Company’s Salamandra Concessions in Sonora, Mexico.

“Mineral Reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that occur when the material is mined and processed.

“M3” or “M3 Engineering”	M3 Engineering and Technology Corporation.

“M3 July 14, 2004 Report”

A technical report prepared for the Company by M3 Engineering entitled “Technical Report – the Estrella Pit Development Mulatos Sonora Mexico” dated June 17, 2004 (as revised July 14, 2004) which incorporates a summary of technical information from the 2004 Feasibility Study.

“measured resource” or “measured mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Minera San Augusto”	Minera San Augusto, S.A. de C.V., owned 70% by Placer Dome and 30% by Kennecott, and the original vendor of the Salamandra Concessions.

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“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. The term “mineral resource” used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the “CIM Standards”).

“MON” or “Minas de Oro Nacional”	Minas de Oro Nacional, S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.

“National Gold”	National Gold Corporation, a British Columbia company which amalgamated with Alamos Minerals on February 21, 2003 to form the Company.

“net smelter return royalty/Net Smelter Royalty”

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including, but not necessarily limited to, smelting, refining, transportation and insurance costs.

“New Surface Agreement”

A surface rights agreement dated May 27, 2004 between Minas de Oro Nacional and the Ejido regarding a lease of surface rights required to perform different mining works and activities and to set up infrastructure for the Company’s exploration and exploitation of certain mining concessions on the Salamandra Concessions. The New Surface Agreement supersedes the 1995 Surface Agreement.

“NYSE”	New York Stock Exchange.

“NI 43-101”

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. A rule developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“NQ diameter”	1.75 inch diameter drill hole.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“ounces” or “oz”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weighs 28.4 grams.

“Placer” or “Placer Dome”	Placer Dome Inc., which was acquired by Barrick Gold Corporation (“Barrick”) and amalgamated with Barrick in 2006.

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“Placer Assignment Agreement”	An assignment agreement between Royal Gold and Barrick dated October 1, 2008 whereby Barrick assigned its 70% interest in the Placer Kennecott Royalty to Royal Gold.

“Placer Kennecott Royalty” or “Royal Gold Royalty”

A royalty that is currently payable to Royal Gold pursuant to the Kennecott Assignment Agreement and the Placer Assignment Agreement. Under the RTE Agreement, a royalty payable to Tenedoramex and Kennecott on an aggregate basis and divided between them, beginning on the date of commencement of commercial production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Concessions:

i.        2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Concessions; and

ii.       the applicable percentage based on the average Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all silver and gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Concessions as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

The term “Products” (as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products, except any fraction thereof comprising or deemed to comprise Gold and Silver Products, mined from the Salamandra Concessions.

The term “Gold and Silver Products” (as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products containing gold or silver mined from the Salamandra Concessions, provided that where such products contain a combination of gold and silver and other commercially viable metals or minerals, Gold and Silver Products shall be deemed to comprise that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products.

“ppm”	parts per million.

“ppb”	parts per billion.

“PQ diameter”	3.2-inch drill hole diameter.

“preliminary feasibility study”

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“probable mineral reserve”

The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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“proven mineral reserve” or “proven reserve”

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“QA/QC”	Quality assurance/quality control.

“Qualified Person”

Conforms to that definition under NI 43-101 for an individual:

(a)     is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining;

(b)     has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice;

(c)     has experience relevant to the subject matter of the mineral project and the technical report;

(d)    is in good standing with a professional association; and

(e)     in the case of a professional association in a foreign jurisdiction, has a membership designation that: (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness or a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

Royal Gold

Royal Gold Inc. is a royalty holding company that acquired the 30% Kennecott portion of the Placer Kennecott Royalty effective January 5, 2006, and acquired the other 70% of the royalty from Barrick effective October 1, 2008.

“RQD”	Rock quality designation.

“RTE Agreement”	A royalty agreement between Minas de Oro Nacional and Minera San Augusto dated March 23, 2001 describing, among other things, the Placer Kennecott Royalty.

“Salamandra Concessions”

The Salamandra group of mineral concessions held by the Company’s Mexican subsidiary, Minas de Oro Nacional, currently comprising an area of approximately 30,536 hectares in 44 concessions located in the State of Sonora, Mexico.

“Scoping Study or Preliminary Economic Assessment”

A technical report prepared for the Company by KD Engineering entitled “Technical report on the Aği Daği- Kirazli Gold Project, Çanakkale Province, Republic of Turkey” dated March 12, 2010 and filed at www.sedar.com on March 29, 2010.

“Technical Report Kirazli & Aği Daği Gold Project”

On August 9, 2012, Alamos filed with the Canadian securities regulatory authorities a technical report pursuant to NI 43-101F1 with respect to the Kirazli Project and the Aği Daği Project entitled “NI 43-101 Technical Report Kirazli & Aği Daği Gold Project” dated July 31, 2012 with an effective date of June 30, 2012.

“Technical Report Update (2012) - Mulatos Mine”

On January 14, 2013, Alamos filed with the Canadian securities regulatory authorities a technical report pursuant to NI 43-101F1 with respect to the Mulatos Mine entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Technical Report Update (2012)” dated December 21, 2012.

“Teck”	Teck Resources Limited, the 60% vendor of the Aği Daği and Kirazli Projects.

“Tenedoramex”	Tenedoramex S.A., a wholly owned subsidiary of Placer Dome and a 70% owner of Minera San Augusto.

“tpd”	Tonnes per day.

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“TSX”	The Toronto Stock Exchange.

“TSXV”	The TSX Venture Exchange.

“1995 Surface Agreement”

A surface rights agreement dated November 26, 1995 between Minera San Augusto and the Mulatos Ejido regarding a lease of surface rights required to perform different mining works and activities and to set up infrastructure for the Company’s exploration and exploitation of certain mining concessions on the Salamandra Concessions.

“2004 Feasibility Study”

“Mulatos Feasibility Study Phase One - Estrella Pit” dated June 1, 2004, prepared by M3 Engineering containing a feasibility study of the Estrella zone within the Mulatos deposit on the Salamandra Concessions filed at www.sedar.com on July 22, 2004.

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CORPORATE STRUCTURE

Name and Incorporation

The name of the Company is “Alamos Gold Inc.”. The Company’s principal place of business is located at Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada M5H 3P5, telephone: 416-368-9932, facsimile: 416-368-2934. The Company has administration offices in Hermosillo, Mexico and in Ankara, Turkey. The registered and records office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, Canada V7X 1L2.

Alamos was formed by the amalgamation of Alamos Minerals, a company incorporated under the laws of the Province of British Columbia, and National Gold Corporation, a company incorporated under the laws of the Province of Alberta, and continued into the Province of British Columbia under the former Company Act (British Columbia) on February 21, 2003, with the resulting amalgamated company continuing under the name “Alamos Gold Inc.”. The Business Corporations Act (British Columbia) (the “BCBCA”) came into force on March 29, 2004, and on July 15, 2004, after obtaining shareholder approval, Alamos altered its Notice of Articles to increase its authorized capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and adopted new articles that take advantage of certain business flexibilities available under the BCBCA. Alamos is a public corporation that is listed on the TSX and the NYSE under the symbol “AGI” and has a quoted market value of approximately $1.78 billion as of the close of trading on March 27, 2013.

Intercorporate Relationships

In this AIF, unless the context otherwise requires, the terms “we”, “us”, “our”, and similar terms as well as references to “Alamos” or the “Company” refer to Alamos Gold Inc. together with its subsidiaries. As at March 28, 2013, the following diagram sets forth the Company’s intercorporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company’s respective percentage ownership of each subsidiary.

(1)

The authorized share capital of Minas de Oro Nacional consists of 50,000 fixed shares and an unlimited number of variable shares. The issued and outstanding capital of MON consists of 50,000 fixed shares and 485,624,800 variable shares. All of the variable shares are registered in the name of the Company. One of the 50,000 outstanding fixed shares

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of MON is held for the benefit of the Company in the name of John McCluskey, the President and Chief Executive Officer of the Company.

(2)

One of the 50,000 outstanding shares of Servicios Administrativos y Operativos MON S.A. de C.V. is held for the benefit of the Company in the name of John McCluskey, the President and Chief Executive Officer of the Company.

(3)

Alamos Eurasia Madencilik A.S. (“Alamos Eurasia”) has authorized and issued and outstanding share capital of an aggregate of 547,003 shares. The shares of Alamos Eurasia are distributed with 546,999 to Alamos, and one share each is held for the benefit of the Company by the following officers of the Company: Jamie Porter, Manley Guarducci, Charles Tarnocai and Han Ilhan.

(4)

Kuzey Biga Madencilik Sanayi Ticaret A.Ş (“Kuzey Biga”) has authorized and issued and outstanding share capital of 39,492,842 shares. The shares of Kuzey Biga are distributed with 32,997,042 to Alamos, 6,495,500 shares to Alamos Eurasia, and 100 shares each held for the benefit of the Company by the following officers of the Company: Charles Tarnocai, Manley Guarducci and Han Ilhan.

(5)

Doğu Biga Madencilik Sanayi Ticaret A.Ş. (“Dogu Biga”) has authorized and issued and outstanding share capital of 8,113,000 shares. The shares of Dogu Biga are distributed with 4,867,600 to Alamos, 3,245,100 shares to Alamos Eurasia, and 100 shares each held for the benefit of the Company by the following officers of the Company: Charles Tarnocai, Manley Guarducci and Han Ilhan.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Alamos is a mining company engaged in the mining and extraction of, and exploration for, precious metals, primarily gold. Alamos currently has one mine that is in production, the Mulatos Mine, located in the state of Sonora, Mexico. Alamos acquired the Mulatos Mine in February 2003. In January 2010, Alamos acquired the development-stage Aği Daği and Kirazli projects in the Biga district of northwestern Turkey. In 2011, Alamos discovered the Çamyurt project, which Alamos believes has the potential to become a viable stand-alone mining project. Camyurt is located approximately three kilometers from the Aği Daği Project.

In recent years, the focus at the Mulatos Mine has been on operational improvements designed to enhance the efficiency of the mine, and on exploration programs seeking to increase the Company’s reserves and resources. In 2012, the Mulatos Mine produced 200,000 ounces of gold, representing the fifth consecutive year in which the Mulatos Mine has produced in excess of 150,000 ounces of gold. In the fiscal year ended December 31, 2012, Alamos generated revenues of $329.4 million, compared to $227.4 million in 2011. As at December 31, 2012, Alamos had in excess of $350 million in cash and cash equivalents and short-term investments.

2010 Developments

On January 6, 2010, the Company acquired the Aği Daği and Kirazli Projects through the purchase of three Turkish companies from Teck and Fronteer. The Company paid a total of $40 million cash and issued an aggregate of 4 million common shares to Teck (as to 60%) and Fronteer (as to 40%) in total consideration. Aği Daği and Kirazli are advanced-stage development projects that are within the Biga Mineral District, an established gold-copper mineral district located in northwestern Turkey. The Company spent approximately $9 million in 2010 on development and exploration activities related to these projects.

On January 7, 2010 the Company reported record quarterly gold production for the fourth quarter of 2009 of 48,000 ounces and full year 2009 production of 178,500 ounces. The primary factor contributing to higher than expected production was higher recoveries, resulting from several operating enhancements implemented throughout the year.

On January 12, 2010 the Company announced that drilling activities in 2009 at the San Carlos project in close proximity to the Mulatos mine were successful at identifying high-grade mineralization, and that further work was planned to further delineate the deposit in 2010.

On March 16, 2010 the Company reported record annual earnings of $56.0 million ($0.52 per basic share), in addition to announcing a semi-annual dividend of $0.03 per share payable commencing on April 30, 2010 to shareholders of record on April 15, 2010.

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On March 29, 2010, the Company released the Scoping Study which reported indicated and inferred resources at Aği Daği and Kirazli, and that the development of the Aği Daği and Kirazli Projects was economic at then current gold prices and supported a decision to proceed to the preliminary feasibility study stage. Highlights of the Scoping Study included total initial and sustaining capital costs (inclusive of a 27% contingency) of $234.7 million, and average annual production of approximately 135,000 ounces of gold and 621,600 ounces of silver over an estimated mine life of approximately 8 years at an average total cash cost of $314 per ounce (with silver accounted for as a by-product credit). The Scoping Study indicated the potential economic viability of the Aği Daği and Kirazli Projects, and as a result the Company decided to proceed to the preliminary feasibility study stage.

On March 31, 2010, the Company reported a 17% increase in proven and probable reserves at Mulatos to 2.39 million ounces. The Company also announced a 13% increase in measured and indicated resources (exclusive of reserves) to 1.88 million ounces and an 11% decline in inferred resources. In addition, the Company reported its intention to expand crushing throughput capacity through the addition of a screening plant between the secondary and tertiary crushers at an estimated total cost of $6.5 million with completion targeted for the third quarter of 2010. The Company implemented the screening plant in the third quarter of 2010 at a total cost of approximately $7.3 million.

Effective September 17, 2010, the Company announced a 17% increase to its semi-annual dividend from $0.03 to $0.035 per share. In addition, the Company reported that it had entered into surface right access agreements that would allow exploration activities to commence at the Company’s El Carricito exploration project, located approximately 20 km from the Mulatos Mine.

On December 9, 2010, the Company outlined its production guidance for 2011. Gold production for 2011 was forecast to be 160,000 to 175,000 ounces at a total cash cost (including the 5% royalty) of between $415 and $430 per ounce. Further, the Company reported plans to spend $48.1 million in capital in Mexico in 2011, focused primarily on production expansion. Development costs related to the Turkish projects were budgeted at $15 million, while exploration expenditures for both Mexico and Turkey were expected to total $18 million.

2011 Developments

On March 14, 2011, the Company reported a 43% increase to its semi-annual dividend to $0.05 per share payable on May 2, 2011 to shareholders of record on April 15, 2011.

On March 15, 2011, the Company reported its financial results for the fourth quarter and full year of 2010. The Company produced a total of 156,000 ounces of gold in 2010 at a total cash cost of $361 per ounce of gold sold. Revenues of $189.3 million increased 10% over 2009, and the Company achieved record annual earnings of $65.7 million ($0.57 per basic share), inclusive of a $0.11 per share gain on completion of the settlement agreement with Primero.

On March 24, 2011, the Company announced a 38% increase in measured and indicated resources, in addition to replacing proven and probable mineral reserves at the Mulatos Mine.

On June 16, 2011, the Company reported that drilling at the Çamyurt Project had delineated a mineralized zone that is continuous for at least 1,100 m along strike with potential to extend mineralization. An initial mineral resource estimate will be reported in the second quarter of 2012, and the Company believes that the Çamyurt Project has the potential to be a stand-alone mining project.

On September 14, 2011, the Company announced a 40% increase in its semi-annual dividend from $0.05 to $0.07 per common share, payable on October 28, 2011 to shareholders of record on October 14, 2011.

On September 16, 2011, the Company reported a 19% increase in measured and indicated resources at its Aği Daği and Kirazli Projects and provided an exploration update on the Çamyurt Project. Measured and indicated mineral resources at Aği Daği and Kirazli increased 19% to 1.96 million ounces of gold, reflecting a 19% increase in tonnes and no change in the average gold grade compared to the 2010 year-end estimate.

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2012 Developments

On February 23, 2012 the Company reported its financial results for the fourth quarter and 2011 full year. The Company produced a total of 153,000 ounces in 2011 at a total cash cost of $368 per ounce of gold sold. Operating revenues of $227.4 million increased 20% over 2010, and the Company achieved annual earnings of $60.1 million ($0.51 per basic share). The Company also announced a 43% increase to its semi-annual dividend from $0.07 to $0.10 per share, payable on April 30, 2012 to shareholders of record on April 13, 2012.

In addition, the Company provided 2012 production guidance of between 200,000 and 220,000 ounces of gold at a cash operating cost (before 5% royalty) of between $365 and $390 per ounce. The increase in annual production was attributable to the start-up of the mill to process high-grade ore from the Escondida zone.

On March 27, 2012, the Company reported drill results from El Victor and provided its 2011 global mineral reserve and resource update, replacing mineral reserves mined out in 2011.

On June 28, 2012 the Company announced a positive preliminary feasibility study for Aği Daği and Kirazli, supporting a decision to proceed with permitting towards construction. The study contemplated total life of mine production of over 1.5 million ounces of gold and 4.9 million ounces of silver over a combined nine year life. Total pre-production capital expenditures are estimated to be approximately $424.4 million. At a $1,239 per ounce average gold price assumption, the after-tax net present value at a 5% discount rate was calculated to be $276 million. The Company also announced an initial inferred mineral resource for the Çamyurt project.

On August 9, 2012, Alamos filed with the Canadian securities regulatory authorities a technical report pursuant to NI 43-101F1 with respect to the Kirazli Project and the Aği Daği Project entitled “NI 43-101 Technical Report Kirazli & Aği Daği Gold Project” dated July 31, 2012 with an effective date of June 30, 2012.

Developments Subsequent to 2012 Year End

On January 8, 2013, Alamos issued a press release summarizing fourth quarter and full year 2012 production results from the Mulatos Mine as well as operating, development and exploration plans for 2013. In the fourth quarter of 2012, the Mulatos Mine produced a record 67,800 ounces of gold, 41% higher than the previous quarterly production record of 48,200 ounces. Full year 2012 gold production was 200,000 ounces, achieving production guidance. Gold production at the Mulatos Mine for 2013 is expected to be between 180,000 and 200,000 ounces at a cash operating cost (exclusive of the 5% royalty) between $415 and $435 per ounce of gold sold. Capital spending in Mexico in 2013 is budgeted at approximately $40.7 million, while development spending in Turkey is forecast to be approximately $69.3 million. Total exploration spending is budgeted to be $21.6 million, split evenly between Mexico and Turkey.

On January 14, 2013, Alamos filed with the Canadian securities regulatory authorities a technical report pursuant to NI 43-101F1 with respect to the Mulatos Mine entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Technical Report Update (2012)” dated December 21, 2012.

On January 14, 2013, Alamos announced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares (the “Offer”). Alamos reported that on the date of the Offer, Alamos owned 26,507,283 Aurizon shares, representing over 16% of the issued and outstanding Aurizon shares. On March 4, 2013, Aurizon announced that it had entered into an agreement to be acquired by Hecla Mining Ltd. (“Hecla”). Among the terms of Aurizon’s agreement with Hecla was a $27.2 million dollar “break fee” payable to Hecla in the event that (among other things) Aurizon acquired more than 33.32% of the outstanding Aurizon shares. Consequently, on March 19, 2013, the Company announced that it would not take up any Aurizon shares tendered to the Offer, and that it would let the Offer expire on March 19, 2013.

On February 13, 2013, the common shares of the Company commenced trading on the NYSE under the ticker symbol “AGI”.

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On February 21, 2013, Alamos reported its fourth quarter and 2012 year-end financial results. The fourth quarter of 2012 was the best quarter in the Company’s history, from a financial perspective, with record revenues, cash flows and earnings.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is a gold mining company engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold. The Company’s primary asset is the Mulatos Mine and its 30,536 hectares of Salamandra Concessions in the state of Sonora, Mexico, that were acquired on February 21, 2003, by way of amalgamation of National Gold and Alamos Minerals. In addition, on January 6, 2010 the Company acquired the development-stage Aği Daği and Kirazli Projects in the Biga district of northwestern Turkey. In 2011, the Company discovered the Çamyurt Project, located approximately 3 kilometers from the Aği Daği Project, which the Company believes has the potential to become a stand-alone mining project.

The Mulatos Mine

General

The Salamandra Concessions are located in the State of Sonora, Mexico. The Mulatos deposit is located in the Salamandra Concessions and has been developed into the Mulatos Mine. Mineral rights for all concessions comprising the Salamandra Concessions are controlled by Minas de Oro Nacional, a Mexican company wholly owned by the Company.

Portions of the Salamandra Concessions originally acquired from Placer Dome are subject to the Royal Gold Royalty which applies to the first two million ounces of gold mined, processed or sold from the Mulatos Mine. As at December 31, 2012, the royalty had been paid or accrued on approximately 1,004,000 ounces of applicable gold production.

2004 Feasibility Study and M3 July 14, 2004 Report

On June 1, 2004, M3 Engineering and M3 Mexicana Hermosillo Sonora Mexico and Consultants, independent consultants to the Company, completed the 2004 Feasibility Study recommending development of the Estrella Pit portion of the Mulatos deposit. Subsequently, the Company engaged M3 Engineering and M3 Mexicana Hermosillo Sonora Mexico and Consultants to prepare an independent technical report based on the 2004 Feasibility Study, which is available for review on the SEDAR website at www.sedar.com under the Company’s issuer profile.

Technical Report (Update) – Mulatos Mine

On January 14, 2013, Alamos filed with the Canadian securities regulatory authorities a technical report pursuant to NI 43-101F1 with respect to the Mulatos Mine entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Technical Report Update (2012)” dated December 21, 2012.

Mine Construction

The Company began construction of the Mulatos Mine, beginning with the Estrella Pit portion, in the third quarter of 2004 and Phase I of the Estrella Pit portion of the Mulatos Mine was completed in January 2006 at a cost of approximately $74 million. Although the 2004 Feasibility Study plan called for a 10,000 tpd crushing operation, the Company sized the major components of the Mulatos Mine, including the crusher/conveyor and the gold recovery plant, to handle a mining and processing operation with a capacity of approximately 15,000 tpd. In 2005, an expansion budget of $20 million was approved to increase the scale of mining operations from the 2004 Feasibility Study level of 10,000 tpd.

Since 2005, the Mulatos Mine has undergone significant expansion, particularly with respect to crushing capacity. At the start of 2010, the Company commissioned a closed circuit crushing system designed to improve the size consistency of stacked ore. In October 2010, the Company added a scalping screen plant to the crushing circuit

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designed to increase throughput. Continued modifications to the crushing circuit aimed at increasing crusher throughput have been implemented throughout 2011 and early 2012. Average daily crusher throughput in 2012 was 16,000 tpd, up from 14,100 tpd in 2011. In 2013, the Company expects average daily crusher throughput to increase to approximately 17,500 tonnes per day.

In addition to the existing heap leach operations at the Mulatos Mine, between 2009 and 2012, the Company has developed the Escondida high-grade zone at an approximate cost of $61 million and constructed a mill to process high-grade ore from Escondida at a cost of $20 million.

Pre-commercial Operations

The Mulatos Mine began operations in 2005 as a run-of-mine conventional open-pit heap-leach operation with a gold recovery plant consisting of a carbon-in-column circuit. Although not specified in the 2004 Feasibility Study, the Company operated temporarily on a run-of-mine basis to take advantage of gold prices at levels significantly above those considered in the 2004 Feasibility Study. Run-of-mine ore was stacked directly on the leach pad in the period from June 2005 to June 2006. No additional run-of-mine material was stacked on the leach pad effective July 1, 2006, as the crusher was operating near capacity and gold recoveries from crushed ore are significantly higher than recoveries from run-of-mine ore.

Commercial Operations

The Company announced commercial production at the Mulatos Mine on April 1, 2006. The Mine operates 365 days a year. Daily production may be affected to some extent by adverse weather, but it would be unusual for adverse weather to cause complete mine stoppage for an extended period. The Company has acquired the surface rights necessary to carry on its current operations, but may be required to secure additional rights should the Company decide to pursue mining activities outside of the currently permitted concessions. The Company complies with all relevant environmental laws.

Gold is produced on site as dore containing approximately 60-80% gold by weight. The dore is sent to a refinery for final processing prior to sale. Refined gold is sold to several counterparties at market prices. Processing chemicals and materials are generally readily available as is diesel fuel, however, the cost of these products delivered to the site has increased significantly from the feasibility levels. In 2011, the Company experienced short-term disruption of its cyanide supply as a result of its primary cyanide supplier experiencing a flood. Cyanide shipments were reduced in the second quarter of 2011, resulting in lower than planned production in the second and third quarters of the year. Regular cyanide shipments resumed late in the second quarter and gold production deferred as a result of the cyanide supply disruption was produced in the fourth quarter of the year. Alternate cyanide suppliers have been sourced and contingency plans are in place in the event that a similar shortage occurs in the future.

Cost levels have increased significantly from the life-of-mine average cash operating cost of $174 per ounce indicated in the 2004 Feasibility Study which excluded the Royal Gold Royalty and were based on a gold price of $350 per ounce. Unit operating costs are affected by mine operating efficiencies, the waste-to-ore ratio, the cost of mining and processing materials, labour costs, the grade of ore mined and recoveries achieved. Certain costs such as lime, cyanide and diesel fuel have increased in price substantially since the 2004 Feasibility Study was prepared.

In the year ended December 31, 2006, its first year of partial commercial production, the Mulatos Mine produced 101,170 ounces of gold at a cash operating cost of $294 per ounce of gold sold. Since then the Company has implemented a number of operational improvements contributing to higher levels of gold production. In the year-ended December 31, 2012, the Company produced 200,000 ounces of gold at a cash operating cost of $355 per ounce.

Total gold sales revenues for 2012 amounted to $329.4 million (2011 - $234.7 million). The Company’s product, gold and to a lesser extent, silver, is sold to several qualified counterparties for a price that is readily quoted and fluctuates daily. The Company can sell all of its refined metal at the quoted price or contract for a fixed price for future delivery. At December 31, 2012, the Company had no forward gold sales or other gold hedge positions outstanding.

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Aği Daği and Kirazli Projects

The Aği Daği and Kirazli gold projects are located on the Biga Peninsula of northwestern Turkey. Aği Daği is located approximately 50 km southeast of Çanakkale and Kirazli is located approximately 25 km northwest of Aği Daği. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Aği Daği and Kirazli projects. The highlights are summarized below:

•	Total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver.

•	Annual combined gold production is expected to peak in 2017 at 237,000 ounces, and will average 166,000 ounces per year over the nine year combined mine life.

•	First gold production from the Kirazli project in 2014, followed by gold production from Aği Daği in 2016.

•	Mine life of seven years for Aği Daği and five years for Kirazli.

•	Pre-production capital expenditures of $424.4 million.

•	Average life of mine cash operating costs of $544 per ounce sold, total cash costs per ounce sold of $579.

•	At a $1,239 per ounce gold price assumption, after-tax net present value (“NPV”) at a 5% discount rate of $275.6 million and after-tax internal rate of return (“IRR”) of 22.3%.

•	At a gold price of $1,575 per ounce, after-tax NPV at a 5% discount rate increases to $604.6 million and after-tax IRR of 36.5%.

In addition, the Company reported an initial inferred mineral resource estimate of 640,000 ounces at Çamyurt. Inclusion of the Çamyurt resource in a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects.

The preliminary feasibility study for Aği Daği and Kirazli incorporates significant capital spending on infrastructure that is expected to benefit the economics of the Çamyurt project. The average grade of the resources at Çamyurt is substantially higher than at the Aği Daği and Kirazli projects. As a result, once Çamyurt is factored into the Company’s development plan, it is expected to reduce cash costs per ounce on a combined project basis, as well as enhance combined project economics.

The Company has submitted the final environmental impact assessment (“EIA”) report for Kirazli, and expects a response from the Turkish Government in the first quarter of 2013. The final Aği Daği EIA is expected to be submitted in the first quarter of 2013, with a response expected in the second quarter. Permitting and construction activities are expected to take up to 18 months once the EIAs are approved.

In 2012, total expenditures in Turkey were $22.4 million, of which $18.9 million was capitalized. Investments were focused on exploration, engineering and permitting work. The Company had up to nine drill rigs operating at a cost of $9.1 million in 2012, focused on condemnation, geotechnical and exploration drilling.

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Uses of Gold

The two principal uses of gold are bullion investment and product fabrication. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery. Other fabrication purposes include official coins, electronics, dentistry, medallions and other industrial and decorative uses.

Sales and Refining

Gold can be readily sold on numerous markets throughout the world and its market price can be readily ascertained at any time. Because there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer.

The Company’s gold production is currently refined to market delivery standards by Johnson Mathey at a refinery in Salt Lake City, Utah. The Company believes that, because of the availability of alternate refiners, the inability of one of the Company’s refiners to process the Company’s product would not have a material adverse effect on the Company.

Employees

As of December 31, 2012, the Company had 20 full-time employees at its Toronto corporate head office. Each of these full time employees is employed under a contract for services directly with the Company. In addition, the Company’s Mexican subsidiary, Servicios Administrativos y Operativos MON, S.A. de C.V. (“SAO”) provides labour-related services for operations at the Salamandra Concessions and at the administrative offices of Minas de Oro Nacional in Hermosillo, Mexico. As of December 31, 2012, SAO had 550 full-time employees. The Company has sourced most of its labour pool, including skilled mining personnel, from the state of Sonora in Mexico. Competition for highly qualified miners has become intense as more mines are being brought into production in the area and worldwide. In addition, the Company has approximately 60 full-time administrative, engineering and exploration personnel in Turkey.

Risk Factors

The financing, exploration, development and mining of any of the Company’s properties is subject to a number of risk factors, including the price of gold, laws and regulations, political conditions, currency fluctuations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are generally favourable but could change at any time and negatively affect the Company’s operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

The Company’s operating and development properties are located in Mexico and Turkey and are subject to changes in economic and political conditions and regulations in those countries

The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine that it is neither profitable nor competitive to acquire or develop properties, or to continue mining activities.

The Company’s mineral properties are located in Mexico and Turkey. Economic and political conditions in Mexico and Turkey could adversely affect the business activities of the Company. These conditions are beyond the

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Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. In the past, both Mexico and Turkey have been subject to political instability, changes and uncertainties which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The potential implications of political volatility in Mexico or Turkey cannot be accurately predicted. The mineral interests of the Company and the ultimate ability to generate cash flow and profits from operations may be affected by political or economic stability. Associated risks include, but are not limited to: terrorism, corruption, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in regulations or political attitudes are beyond the control of the Company and may materially adversely affect its business, financial condition and results of operations.

The Company’s mineral exploration and mining activities in both Mexico and Turkey may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or to the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted. Economic instability in Mexico could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability. Turkey is seeking membership to the European Union (“EU”) and is progressing to conform to EU standards through strengthening its political and economic framework, including through improved stability and transparency. However, Turkey has historically experienced, and to some degree continues to experience, heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions. This instability may have a material adverse effect on the Company’s properties, business and results of operations.

The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Specifically, the Company’s activities related to its Mulatos Mine and the Salamandra Concessions are subject to regulation by the Mexican Department of Economy - Direccion General of Mines (“DGM”), the environmental protection agency of Mexico (“SEMARNAP”), Comisión Nacional del Aqua (“CONAGUA”), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s exploration and development activities in Turkey are subject to regulation by the General Directorate of Forestry of the Ministry of Environment and Forestry (“MIGEM”). The judiciary in Turkey has substantial discretion to impose injunctions and other legal sanctions.

The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted

A number of approvals, licenses and permits are required for various aspects of exploration and mine development. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities within the Salamandra Concessions, the Aği Daği and Kirazli Projects or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits it requires for its proposed or existing mining activities.

In order to maintain mining concessions in good standing under the new Turkish mining law, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk that the relevant Turkish permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is

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no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

Estimates of mineral reserves and resources may not be realized

The mineral reserves and resources estimates contained in this AIF are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short-term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at its Mulatos Mine in Mexico. The Company has also engaged expert independent technical consultants to advise it on these matters at its Aği Daği and Kirazli Projects in Turkey. The Company believes that these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Problems with title to mineral properties could have a negative impact on the Company’s future operations

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process. Although the Company is satisfied it has taken reasonable measures to acquire unencumbered rights to explore on and exploit its

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mineral reserves on the Salamandra Concessions in Mexico and the Aği Daği and Kirazli Projects in Turkey, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations.

Problems with surface access to exploration projects or minerals could have a negative impact on the Company’s exploration programs and future operations

The Company has entered into certain land lease agreements in Mexico with the Ejido and with individual land possessors for the purpose of conducting exploration activities. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal temporary occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues; however, there can be no assurance that this will be the case.

The Company strives to maintain good relations with the local community in Mexico by providing employment opportunities and other economic and social benefits. The Company has entered into the New Surface Agreement with the Ejido. In addition, the Company has entered into agreements with individual Ejido members for the surface rights to which they have been assigned. The transfers of title to these surface rights have been registered in Mexico.

The Company is also in negotiations with Ejido and non-Ejido members in Mexico, as a group and individually, to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido are time consuming and can be challenging and uncertain. There are financial and other considerations associated with the negotiating process including the filing of complaints or the commencement of legal proceedings by Ejido members, or attempts to impede road access by blockades and other actions to affect access to the Mulatos Mine or otherwise affect operations which could result in significant downtime and associated costs, or suspension of operations and loss of production. With the assistance of experienced legal advisors and the input from State and local government officials, the Company expects that it will be able to acquire its land-use requirements at a reasonable cost; however, there can be no assurance that this will be the case. The Company also expects that any actions taken by Ejido or non-Ejido members to interrupt or otherwise impede mine operations will be addressed by the appropriate State and Federal government authorities.

In 2008, the Company entered into a land purchase agreement with certain landowners in Mexico, under which the Company made a payment of $1.25 million to secure temporary occupation rights to specified land. An additional payment of approximately $1 million (based on current foreign exchange rates) is payable once the land has been vacated and is transferred to the Company. The probability and timing of this additional payment is currently unknown to the Company.

During 2010, the Ejido filed a complaint with the Agrarian Court to nullify the 2008 land purchase agreement. On June 13, 2012, the Agrarian Court rendered a decision on the merits in favor of MON, dismissing the action filed by the plaintiff Ejido, and acquitting all of the defendants named in the lawsuit, including MON. The Company has at all times remained committed to fulfilling all of its obligations under the 2008 land purchase agreement.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

The Company may need to enter into negotiations with landowners and other groups in the local community in Turkey in order to conduct future exploration and development work on the Aği Daği and Kirazli Projects. There is no assurance that future discussions and negotiations will result in agreements with landowners and other local community groups in Turkey or if such agreements will be on terms acceptable to the Company so that the Company can continue to conduct exploration and development work on these projects.

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Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production

Mine development projects, including the Company’s Aği Daği and Kirazli Projects or expansion of the existing Mulatos Mine, require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force-majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.

The Company’s mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of the Company’s assets which are located outside Canada.

Problems with community water sources at the Aği Daği and Kirazli Projects could have a negative impact on the Company’s exploration programs and future operations

Community water sources occur in the region of the Aği Daği and Kirazli Projects. The Company will strive to ensure that exploration activities do not adversely impact community water sources. Future operations may require that alternate water sources be provided to potentially affected communities.

The Company’s operations are based in Mexico and Turkey and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations may be difficult

The Company conducts exploration, mine development and mining and production activities in the state of Sonora, Mexico. In addition, the Company is conducting exploration activities in the Province of Cannakale, Turkey. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or to obtain any required financing for its mining projects. Turkey has historically been subject to heightened levels of political and economic instability, which could

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make it difficult for the Company to attract investors, hire qualified people, obtain the necessary services for the Company’s operations in Turkey or obtain required financing.

The Company also hires some of its employees or consultants in Mexico and Turkey to assist it in conducting its operations in accordance with Mexican and Turkish laws. The Company also purchases certain supplies and retains the services of various companies in Mexico and Turkey to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or Turkey or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico or Turkey, the Company may need to seek and obtain those services from people located outside Mexico or Turkey, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico and Turkey.

Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities

The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is challenged legally that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.

The Company’s activities are subject to environmental regulations

The operations of the Company are subject to environmental regulations promulgated by governmental agencies from time to time. Specifically, the Company’s activities in Mexico related to the Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submission to SEMARNAP. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final MIA approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which results in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving, resulting in stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.

The Company’s exploration and development activities in Turkey are subject to regulation by MIGEM and other regulatory bodies. The judiciary in Turkey has substantial discretion to impose injunctions and other sanctions.

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Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Company has made, and will continue to make expenditures to comply with such laws and regulations.

Site closure and reclamation costs expected to be incurred in the future are estimated by the Company’s management based on the information available to them. Actual site closure and reclamation costs could be materially different from the current estimates. Any change in cost estimates should additional information become available would be accounted for on a prospective basis. The fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized on a unit-of-production basis over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine’s life.

The success of the Company in developing its projects and conducting its operations is heavily dependent upon the Company’s relationships with local communities and governments. The Company works diligently to engage in dialogue with local communities regarding planned activities and the potential for generation of social and economic benefits, however there can be no assurance that community support will be obtained or maintained. Failing to obtain or maintain such support could adversely affect the ability of the Company to develop its projects or operate the Mulatos Mine.

The volatility of the price of gold could have a negative impact on the Company’s future operations

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has increased significantly in the past several years. As at December 28, 2012, the London PM Gold fix price was US$1,657.50 per ounce. The following table sets forth the approximate average of the daily London PM Gold fix price during the calendar periods indicated:

Year ended December 31	2012	2011	2010
Gold (US$ per ounce)	$1,669	$1,572	$1,225

The Company is in competition with other mining companies that have greater resources and experience

The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is exposed to fluctuations against other currencies. The Company’s primary operations are located in Mexico and

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Turkey and many of its expenditures and obligations are denominated in Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars, Mexican pesos, Turkish lira, Euros and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars, Mexican pesos and Turkish lira. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has not undertaken to mitigate transactional volatility in the Mexican peso, Turkish lira, Euro or the Canadian dollar at this time. The Company may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures.

The Company is dependent on a small number of key personnel and the absence of any of these individuals could have a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key operating personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President and Chief Executive Officer, John McCluskey and its Chief Operating Officer, Manley Guarducci. Key man life insurance is not in place on Messrs. McCluskey or Guarducci. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

Insurance coverage

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.

The Company’s business involves uninsurable risks

In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Production estimates

The Company prepares estimates of mine production for the Mulatos Mine in Mexico. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores and the accuracy of estimates rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating

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factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

Mine development

The Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Salamandra Concessions. If the Company is unable to develop new ore bodies, it will not be able to sustain or increase present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Risks relating to development, construction and mining operations

The Company’s ability to meet development, production, schedule and cost estimates for the Salamandra Concessions and the Aği Daği and Kirazli Projects cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.

Acquisition and integration risks

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Weather risks

The Company’s producing assets are located in northwest Mexico. Extended periods of high rainfall or drought conditions are typical in this part of Mexico. While the Company has taken measures to mitigate the impact of weather on its operations, severe rainfall or drought conditions could have an adverse impact on the Company’s ability to achieve production forecasts.

Financial risks

The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.

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Interest Rate Risk

The Company’s interest rate risk related to interest-bearing debt obligations is currently not material as the Company has no outstanding debt at December 31, 2012.

Credit Risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, derivative financial instruments (including forward gold sales contracts) and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

SALAMANDRA CONCESSIONS & MULATOS MINE IN MEXICO

The Company owns 100% of the Salamandra Concessions located in the state of Sonora in northwest Mexico. The Salamandra Concessions includes the Mulatos Mine and several other prospective exploration targets throughout the district.

Project Description and Location

Location

The Mulatos Mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the east-central portion of the state of Sonora, Mexico. The Company controls several large mineral concessions, which are located mostly to the west, southwest and north-northeast of the Mulatos Mine. A total of 30,536 hectares of mineral concessions, in 44 discrete concessions, are controlled by the Company. The mineral concessions were awarded to the Company by the Mexican Department of Economy (the “Direccion General de Minas”). The property is approximately 220 km by air east from the city of Hermosillo, and 300 km south of the United States border. The Company maintains an administration office in Hermosillo, Mexico which supports the activities and operations of the Mulatos Mine.

Ownership

The Salamandra Concessions cover the Mulatos deposit and satellite gold systems known as Cerro Pelon, La Yaqui, El Realito, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura. The Mulatos deposit is itself divided into a number of mineralized zones known as Estrella, Mina Vieja, El Salto, Escondida, Gap, El Victor, El Victor North, San Carlos, Puerto del Aire, Puerto del Aire Extension, and East Estrella. Mineral rights for all concessions comprising the Salamandra Concessions are controlled by Minas de Oro Nacional.

Surface Rights

Surface rights in the exploitation area are held both privately and by the Mexican government through the Ejido. On May 27, 2004 the Company, through its Mexican subsidiary Minas de Oro Nacional, entered into a New Surface Agreement with the Ejido. The New Surface Agreement was required for the Company to hold surface rights for the development of certain mineral concessions on the Salamandra Concessions and enabled the Company to perform different mining works and activities and to set up the infrastructure required for the Company’s exploration and exploitation of the mining concessions. The New Surface Agreement, which was approved on May 27, 2004, by the Agrarian Court for the State of Sonora, supersedes the 1995 Surface Agreement.

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The New Surface Agreement provided, among other things, for the lease of 1,200 hectares of land for an initial term of eight years with an option to extend the term for a further ten years. The New Surface Agreement provides Minas de Oro Nacional with the right to negotiate for the purchase of this land or negotiate a lease with the individual possessors in the event that the Ejido divides the 1,200 hectares of land into parcels and assigns its rights to individual possessors of the land. This has been accomplished for approximately 200 hectares held under a temporary occupation agreement, and an additional 1,200 hectares held as the private property of Minas de Oro Nacional.

On May 27, 2004 the Company also entered into a settlement agreement (the “Settlement Agreement”) with the Ejido, to settle two outstanding appeals by the Company to a legal action by the Ejido disputing the 1995 Surface Agreement, the annual surface rights lease payments due to them in respect of the Salamandra Concessions and the ability of the Company to reduce the annual lease payments. The Settlement Agreement is binding on all members of the Ejido and precludes the Ejido, its lawyers, individual Ejidatarios or their legal representatives from commencing any legal action against Minas de Oro Nacional or the Company over land issues covered thereby.

In 2007, the Company successfully negotiated three new surface access agreements, allowing exploration into three high-priority targets for the first time since 1997, including the La Yaqui area. The Company is currently in the process of negotiating with landowners in order to secure the surface rights to commence development La Yaqui and Cerro Pelon.

In April 2008, the Company entered into a land purchase agreement with certain landowners, under which the Company has made a payment of $1.25 million to secure temporary occupation rights to specified land. The initial term of this agreement is for 10 years, with an option to extend for an additional 10 years. An additional payment of approximately $1 million (based on current foreign exchange rates) is payable once the land has been vacated and is transferred to the Company. The probability and timing of this additional payment is currently unknown to the Company.

The Company is in the process of acquiring property adjacent to its present and prospective mining operations. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments over periods varying from three to five years. Obligations are recognized when a legal contract is signed by both parties and are measured at the discounted value of expected future payments. Although future property acquisition, relocation benefits, legal and related costs may be material, the Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

In 2010 the Ejido filed with the Unitary Agrarian Court an action to nullify the 2008 land purchase agreement with Minas de Oro Nacional. The Company has consistently honoured its obligations under such agreement. On June 13, 2012, the Agrarian Court rendered a decision on the merits in favor of Minas de Oro Nacional, dismissing the action filed by the plaintiff Ejido, and acquitting all of the defendants named in the lawsuit (including Minas de Oro Nacional).

Permits

The Company is permitted to mine its reserves at the Mulatos and Victor pits and has obtained the required surface rights to carry on related mining, processing and exploration activities at these areas. In 2009, the Company entered into negotiations to acquire additional land surface rights covering and surrounding the La Yaqui, Cerro Pelon and El Carricito prospects. The process of obtaining the necessary permitting at La Yaqui and Cerro Pelon has been initiated and is ongoing. However, the Company cannot currently determine the expected timing, outcome of negotiations or costs associated with potential land acquisitions. From time to time, the Company acquires additional temporary surface rights to explore additional targets within the Salamandra Concessions.

Royalties

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A net smelter return royalty (the Placer Kennecott Royalty or Royal Gold Royalty) is payable on the first 2,000,000 ounces of production from certain of the Salamandra Concessions. On January 5, 2006, Royal Gold acquired Kennecott’s 30% interest in the Placer Kennecott Royalty pursuant to the Kennecott Assignment Agreement and on January 20, 2006, Barrick acquired Placer Dome Inc. Effective October 1, 2008, Royal Gold acquired Barrick’s 70% interest in the Placer Kennecott Royalty pursuant to the Placer Assignment Agreement.

The Company declared commercial production for royalty purposes on April 1, 2006 and royalties became payable on production applicable to the RTE Agreement subsequent to that date. Accordingly, from the period that the Company declared commercial production on April 1, 2006 to October 1, 2008, the 5% net smelter return royalty (5% net smelter return royalty in effect when gold price is US$400 or higher) was split between Barrick (3.5%) and Royal Gold (1.5%). Effective October 1, 2008, 100% of the royalty was paid or accrued to Royal Gold. As at December 31, 2012, the royalty had been paid or accrued on approximately 1,004,000 ounces of applicable gold production.

Environmental Liabilities

The 2004 Feasibility Study identified the potential for acid rock drainage. Measures to prevent acid rock drainage were incorporated into construction of the Mulatos Mine. Standard mining and construction practices in Mexico and guidelines issued by the World Bank were followed in the development and construction of the Mulatos Mine.

The Company complies with all environmental obligations set out in its mining plan, including eventual rehabilitation of mine and exploration roads, drill set-up, dumps and the heap leach pad. The Company has recorded an asset retirement obligation liability of $13.9 million which it expects to settle during the course of mining and on closure.

Social Issues

The nearby town of Mulatos is largely protected from noise, dust, vibration and fly rock by the Mina Vieja outcrop. The Company proactively monitors noise, dust and vibration levels to ensure that they are within acceptable limits and the Company takes every precaution to minimize the impact of its mining operations on the local community. The Company also provides medical and educational assistance to the town of Mulatos as well as employment opportunities.

Geology

The Salamandra mineral deposits are large epithermal, high-sulfidation, disseminated, gold deposits hosted within a mid-Tertiary dacitic dome complex. Gold mineralization is closely associated with silicic alteration within extensive areas of argillic and advanced argillic alteration. The Mulatos deposit proper is composed of the contiguous Estrella, El Salto, Mina Vieja, and Puerto del Aire resource areas. The Escondida deposit is the faulted extension of the Mina Vieja and El Salto sub-deposits and is believed to be continuous to the northeast with the Gap, El Victor and San Carlos mineralized areas. Although zones are often bounded by post-mineral faults, together they form a trend of 2.7 km of gold mineralization starting at the north end of the Estrella pit to the San Carlos deposit.

Within the larger Salamandra Concessions, and generally within 20 km from the Mulatos deposit, geologically similar high sulfidation gold deposits, occurrences, or prospects are known. The principal ones, some of which are in the process of being evaluated and/or drill-tested, are: Cerro Pelon, La Yaqui, El Realito, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura.

Access, Climate, Communication, Power

Access

The Salamandra Concessions are accessible via a combination of a paved road (Highway 16) from the city of Hermosillo, Mexico and dirt roads direct to the Mulatos Mine. The driving time from Hermosillo to the Mine is approximately 6 hours.

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In 2010, the Company built and permitted a new unpaved airstrip within the limits of the mine property. The previously serviceable air strip located 15 km east of the Mine is no longer in use and has been rendered inoperable.

The town of Mulatos is in the municipality of Sahuaripa and is located approximately 0.5 km northeast of the Estrella Pit. The population of the town of Mulatos in 2011 was approximately 200 people. The Company’s Mexican exploration field office is located in the town of Matarachi, of comparable size to Mulatos and located 15 km east of the Estrella Pit. Larger towns within 100 km of the area of interest include Yecora with a population of 10,000, located southwest of Mulatos, and Sahuaripa with a population of 7,000 located northwest of Mulatos.

Climate

From July to September, the air is humid and hot, typically around 30 degrees Celsius during the day. In this period, over half of the average annual rainfall of 0.8 m falls. The winter months (November to February) are cooler, generally between 15 and 20 degrees Celsius during the day, with occasional frost occurring at night.

Communication

Satellite phones are used for both domestic and international calls. The satellite telephones have both North American and Mexican local numbers. Satellite internet communications are the main method for electronic communications. In December 2009, a dedicated point-to-point satellite was installed between the mine and the town of Yecora and this has sufficient bandwidth to support VPN and other communication requirements between the mine site, its regional office in Hermosillo, Mexico, and the corporate office in Toronto, Canada. Cell phone service is also available at the Mine and at the camp facilities. A back-up radio communication system also connects the Mine with the Hermosillo office. Land radio communication is also used in the field for daily communication both by Mine and exploration personnel.

Power

There are currently two power plants in operation at the Mine. The first power plant is a generating plant consisting of four-1,100 kilowatt and two-2,000 kilowatt, 1,200 rpm diesel electrical generating sets which supply electrical power for all mine site usage. The second power plant was constructed for the closed crushing circuit and future expansion and consists of three-1,750 kilowatt generating sets and is expandable to host up to six generating sets. Total usage is approximately 70,000 kilowatt hours per day. Power for the exploration camp located in Matarachi is provided via small diesel generators.

History

Mulatos was known to contain gold dating back to the 1600’s, with sporadic artisanal mining occurring over the years, especially in the area of Mina Vieja. Starting in the mid-1900’s, several companies began to show interest in the claim areas, notably Minera Real de Angeles, Kennecott and Placer Dome, with a substantial amount of exploration work was conducted between 1993 and 1999. A preliminary feasibility study was completed on the property in 1998 by Kennecott and Placer Dome who had entered into a joint venture agreement covering the deposit and a portion of the surrounding land. In 2001, National Gold acquired a 100% interest in the property for cash and a sliding-scale royalty on the first two million ounces of gold production. In 2003, Alamos Minerals acquired an option on the property, and subsequently merged with National Gold to consolidate 100% ownership.

Mineralization

Gold deposits of the Mulatos district are considered as high sulphidation-state epithermal systems. Epithermal precious metal systems may be classified as high, intermediate, and low sulphidation styles. They are characterized by the sulphidation state of the hypogene sulphide mineral assemblage, and show general relations in volcano-tectonic setting, precious and base metal content, igneous rock association, proximal hypogene alteration, and sulphide abundance. Ore in all occurrences is of the type formed under epizonal conditions, that is, generally within 2 kilometers of the paleo-surface. Past workers have referred to high sulphidation systems as acid-sulphate, enargite-gold, or alunite-kaolinite systems.

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Most high-sulphidation systems are associated with coeval andesite to dacite volcanic arcs, and are hosted by extensive “pre-mineral” advanced argillic lithocaps. The principle ore host is vuggy residual silica, typically developed by intense acidic leaching of a pre-existing porphyritic dacite host rock. Proximal alteration comprises hypogene dickite, alunite (often crystalline), and/or pyrophyllite. Sulphides include enargite, pyrite, and luzonite. Quartz veining is extremely rare, but some deposits are overprinted by late barite and quartz veins. Laterally extensive sheets of intensely silicified rocks occur in many districts, and represent zones of lateral outflow of mixed hydrothermal and meteoritic water. Silica is transported in the acidic hydrothermal water, and on intersection with the paleowater table, is undergoes neutralization and deposition of silica forming cryptocrystalline silica sheets. Most high-sulphidation deposits are large, low grade bulk-tonnage systems (“Yanacocha”), though vein-hosted high sulphidation deposits also occur (“El Indio”).

In contrast, low and intermediate sulphidation state systems are typically related to quartz and carbonate veins, near-neutral hydrothermal fluids, and lack proximal advanced argillic alteration and residual vuggy silica. Steam-heated alteration is present above some intermediate and low sulphidation state systems advanced argillic assemblages. However, they usually comprise low-temperature kaolinite, and fine grained alunite. Sulphides are of a low to intermediate sulphidation state. Gold occurs in oxide, mixed oxide/sulphide, and sulphide ore types, with pyrite as the primary sulphide mineral. The deposits are amenable to cyanidation in all ore types, but gold extraction decreases with decreasing levels of oxidation.

Precious metal mineralization at Mulatos is associated with intense silicic alteration (mostly vuggy silica), advanced argillic alteration, and the presence of hydrothermal breccias. The original protolith (dacite porphyry flow/tuff, coarse grained volcaniclastic rocks, breccias), as indicated by surface mapping and core drilling, may have contained in the order of 2-3 percent sulphide as pyrite with various amounts of enargite and tetrahedrite. The principle gold bearing host rock is interpreted a favoured for mineralization due to relatively high primary porosity and its intense fracturing.

Gold mineralization within the Mulatos deposit occurs primarily within areas of pervasive silicic alteration of the volcanic host rocks, and to a lesser extent, within advanced argillic alteration assemblages proximal to silicic alteration. The gold-bearing advanced argillic zones are dominated by pyrophyllite or dickite alteration. Silicic rocks host approximately 80 percent of the contained gold within the deposit. Staude (2001) describes three main mineralization assemblages. From oldest to youngest they are: 1) quartz + pyrite + pyrophyllite + gold; 2) quartz + pyrite + kaolinite + gold + enargite; 3) kaolinite + barite + gold. Free gold is commonly found in hematite-filled fractures. Gold also occurs in pyrite, as gold/silver telluride minerals, and possibly as a solid solution in some copper sulphide minerals. Supergene oxidation and perhaps remobilization and secondary enrichment of gold have been ongoing since the post-mineral volcanic cover was removed.

Exploration

Following a five-year hiatus due to a low gold price and the acquisition of the Mulatos project by the Company, active exploration efforts led by the Company resumed in 2003. Incorporated in the 2004 Feasibility Study were the results of 325 reverse circulation (“RC”) drill holes and 112 core holes. Of this drilling, a total of 21 holes were drilled for metallurgical test work, while other holes were drilled for geotechnical purposes. Resources and reserves were estimated based on this drilling, followed by economic analysis. Exploration drilling also extended to the El Victor resource area while several other targets, including Escondida, Puerto del Aire, Gap, San Carlos, La Yaqui, Cerro Pelon, El Realito, and El Jaspe were also tested to varying degrees throughout the years. Exploration success included the drilling and discovery of the Escondida, Puerto del Aire, Gap, and San Carlos zones, which essentially define continuous mineralization from the Mulatos deposit through to San Carlos and the Puerto del Aire Extension, the easternmost gold occurrence discovered to date. Gold mineralization is now known to occur continuously for at least 2.7 km to the northeast from the Estrella pit.

Substantial drilling programs have been completed by the Company since the 2004 Feasibility Study. Including drilling completed in conjunction with the 2004 Feasibility Study, the property has now been subject to over 395,738 m of drilling in 2,568 holes. The 2009, 2010, 2011, and 2012 years were the most productive for drilling with 72,400 m, 48,000 m, 52,300 m, and 55,997 m, respectively, of core and RC drilling completed. The majority of this drilling was completed in proximity to the Mulatos deposit, however, some drilling activities

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focused on delineating other deposits in the district such as Cerro Pelon and La Yaqui or on testing other regional exploration targets such as El Carricito.

For 2013, the Company has approved a budget for exploration activities in Mexico of $10,600,000, of which it is expected that 65% will be expensed and 35% will be capitalized. The 2013 work program will include both Greenfields regional exploration targets such as Puerto del Aire, La Dura, Compadres East, El Halcon, Ostimuri, and others of a generative nature. As well, a Brownfields exploration program of approximately 72,000 m of RC and core drilling at Mulatos that will focus on San Carlos Northeast, East Estrella, El Realito, Compadres, and the immediate mine area of Escondida, El Victor North, and El Victor South).

Drilling statistics for 2012 and project-to-date are presented below:

2012 Core Drilling

Zone Drilled	Drill Holes (# Year)	Drill Holes Project (#)	Drilling Year (m)	Drilling Project (m)
La Estrella	0	0	0.00	0
Puerto del Aire	2	56	429.03	13,029.52
La Escondida	0	7	0.00	1,093.64
Escondida Underground	0	127	0.00	10,274.66
Escondida Metallurgy	0	7	0.00	495.30
Gap	0	37	0.00	8,029.49
El Victor	13	31	2,280.05	4,824.75
El Victor Oeste UG	0	70	0.00	5,087.95
El Victor Este UG	0	47	0.00	3,404.25
Cerro Pelon	0	48	0.00	4,794.10
San Carlos	3	18	1,318.50	3,969.65
San Carlos UG	0	4	0.00	338.50
La Yaqui	0	8	0.00	1,058.60
El Halcon	0	22	0.00	3,696.65

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El Carricito	3	9	490.58	1,078.63
El Jaspe	0	4	0.00	899.15
El Realito	0	11	0.00	1,751.67
Los Bajios	0	1	0.00	486.90
La Dura	0	0	0.00	0
El Salto	0	2	0.00	561.10
El Salto Geotecnia	3	3	459.00	459.00
Crusher Area	0	4	0.00	84.95
BH Arroyo Mulatos	0	6	0.00	131.90
Escondida Geotecnia	3	3	276.35	276.35
Compadres Oeste	6	6	1,001.25	1,001.25
Extensión Sureste	7	7	919.60	919.60

TOTAL	40	538	7174.36	67,747.56

2012 Reverse Circulation Drilling

Zone Drilled	Drill Holes Completed (# Year)	Drill Holes Project (#)	Drilling Year (m)	Drilling Project (m)
La Estrella	5	145	221.04	13,695.17
Puerto del Aire	2	216	748.48	56,036.41
Puerto del Aire Este	0	14	0.00	3,862.82
La Escondida	204	383	6,459.35	29,598.85
Gap	2	141	474.08	29,189.02
El Victor	120	263	18,144.82	38,641.81
Cerro Pelon	0	86	0.00	13,025.92

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San Carlos	25	167	9,385.68	42,643.12
La Yaqui	0	66	0.00	8,387.13
El Halcon	0	51	0.00	7,865.79
El Carricito	2	137	224.08	25,498.45
El Jaspe	0	34	0.00	4,574.31
El Realito	0	50	0.00	7,353.69
Los Bajios	0	72	0.00	14,814.42
La Dura	0	0	0.00	0
Mina Vieja	0	25	0.00	2,885.70
El Salto	0	51	0.00	10,413.05
Extensión Sureste	93	109	13,164.67	15,780.53
Zona Sur	0	6	0.00	951.34
El Naranjo (Estrella Este)	0	8	0.00	1,382.62
Los Rincones	0	8	0.00	1,390.25

TOTAL	453	2,032.00	48,822.20	327,990.40

Exploration work programs in Mexico are being reviewed by Mr. Jason Dunning, M.Sc., P.Geo. Vice President, Exploration for the Company, and Mr. Ken Balleweg, P.Geo., Manager, Exploration, who is responsible for on-site activities. Messrs. Dunning and Balleweg are both Qualified Persons within the meaning of NI 43-101.

2009 – 2012 Exploration Activities on the Salamandra Concessions

Escondida

Development drilling necessary for completion of the initial Escondida Main Zone (“EMZ”) and Escondida Hanging Wall Zone (“EHWZ”) resource estimate was completed in 2006. Additional drilling aimed at further defining the EMZ and delineating extensions of the EHWZ was completed in 2008 and 2009 (10,400 m in 56 holes).

The EHWZ is a stratiform zone of high-grade mineralization located directly on top of the large, low-grade EMZ deposit. A 392-metre bulk sample drift was driven into the EHWZ in 2006, which confirmed previous geologic interpretations and revealed a coarse native gold occurrence much more significant than suggested from the surface drilling. Pockets of very high concentrations of native gold were routinely encountered.

A resource estimate for both the EHWZ and the EMZ was released in early 2007, resulting in a 252,000-ounce increase in total contained ounces compared to the 2004 Feasibility Study estimate.

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Drilling at Escondida for 2009 resulted in the discovery of a new high-grade zone to the northeast of the EHWZ and of a small southwest extension to the EHWZ. The newly discovered high-grade zone is located 100 m northeast of the faulted limit of the EHWZ and overlain by 125 to 150 m of cover. Drilling fully delineated this zone and the drill-indicated dimensions are approximately 70 m along strike, 50 m in width, and up to 15 m thick. The southwest extension of the EHWZ is located at a vertical depth of 70 to 80 m from surface with drilling indicating a localized extension of the initial high-grade Escondida zone. Drill-indicated dimensions are 30 m along strike, 30 m in width, and up to 8 m thick.

The Company made a construction decision to build a gravity mill in the first half of 2009 to process high-grade ore from the Escondida zone. Development activities associated with waste removal at the Escondida portion of the Mulatos Pit commenced in 2009. The Company invested over $61 million to develop the Escondida high-grade zone and this was completed in the first quarter of 2012. Detailed engineering and construction of the mill to process high-grade ore was completed throughout 2010 and 2011 and resulted in high-grade production from the mill in the first quarter of 2012. The total cost of construction of the mill was approximately $20 million.

In the latter part of 2011, an underground mine plan was developed for the northeastern portion of the Escondida High grade zone. This is an area that does not optimize into the current open pit designs. These mineral reserves are presented as part of the Mulatos mineral reserves in the 2012 year end mineral resource and reserve update.

In 2012, 204 RC drill holes were completed at Escondida zone totaling 6,459 m. No core drill holes for resource definition work, exploration, or in the underground environment; however, 3 geotechnical drill holes were completed totaling 276 m.

Gap

The Gap zone is located midway between the Escondida and El Victor zones. Placer Dome conducted limited exploration during 1998, completing only a few wide spaced holes to demonstrate mineralization continuity between the two resource areas. The Gap zone is a down-faulted, post-mineral covered, block in the main mineralized trend between the north end of the Estrella pit (El Salto/Mina Vieja) and San Carlos. The Gap zone has similar geologic characteristics to the Main Escondida Zones with a large, blind area of concealed silica alteration that hosts both localized high-grade and thick lower-grade gold intercepts. Surface exploration drilling completed in 2006 and 2007 has delineated a mineralized zone approximately 500 m long by 150 m wide, and up to 110 m thick, located directly between the Escondida and El Victor areas. In addition, drilling at Gap has resulted in the discovery of high-grade ore intercepts, some in excess of 30 g/t Au.

Surface drilling completed to the end of 2008 consisted of 38 RC holes on roughly 50-metre centers, for 8,540 m, stepping out to the west from previous El Victor/Gap intercepts. In 2009 the Company continued with its definition drilling program and completed systematic drilling at 25 to 50 metre line-spacing between the Escondida and El Victor resource areas, confirming the continuity of mineralization between the two areas; a total of 21,900 m in 106 holes was completed in 2009.

In 2012, only two RC drill holes were completed at Gap zone totaling 474 m. No core drill holes were budgeted in 2012.

El Victor

El Victor surface and underground drilling was completed in 2006. The El Victor mineralized zone is approximately 50 to 150 m wide and has a 600-metre strike length with a thickness up to 50 m and is now known to be connected to the Gap zone. In the fourth quarter of 2007, the Company reported a measured resource of 6,584,000 tonnes grading 1.04 g/t Au for 220,185 contained ounces and an indicated resource of 8,675,000 tonnes grading 1.00 g/t Au for 278,816 contained ounces (calculated at a 0.5 g/t Au cut-off). At December 31, 2008, a substantial portion of the El Victor resource area was upgraded to proven and probable reserves.

In the fourth quarter of 2011, additional core and RC drilling was completed within the El Victor pit design, as part of the El Victor North exploration program.

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El Victor North

El Victor North area is an exploration target contiguous with and north of the current El Victor portion of the Mulatos pit. The El Victor North area and the northern planned pit wall were not drilled during the definition drilling of the El Victor reserve area due to a surface access conflict. Access to El Victor North was obtained in July 2011 after a twelve-year hiatus.

A total of 16,200 m in 124 holes were drilled at El Victor and El Victor North in 2011. In 2012, an additional 120 RC drill holes were completed totaling 18,145 m and 13 core drill holes were completed for 2,280 m.

Mineralization at El Victor North is the northwestern extension of El Victor mineralization and is hosted by silica alteration identical to the El Victor deposit. The El Victor North area has over 550m of strike length, is up to 100m wide, remains open to the north, and has the potential to expand mineral reserves along the northern boundary of the Escondida to El Victor trend. The top of the zone is located approximately 36m to 56m below surface. Recent drill results have indicated the potential to extend the El Victor pit north and west of the current pit design outline.

Gold mineralization at El Victor North may represent a sub-parallel mineralized trend to the El Victor-Escondida trend, and connect gold mineralization in the northwest portion of San Carlos, to gold mineralization encountered north of the Escondida high grade zone. Drilling at El Victor North will continue in 2012 with the objective of continuing to expand mineral reserves and resources. The 2011 year-end mineral reserve and resource update for El Victor included the results of drilling at El Victor North up to September, 2011.

Drill results from 2012 are highlighted below and continue to demonstrate the potential of this zone:

•	1.54 g/t Au over 79.3 m (12EV227)

•	1.20 g/t Au over 51.8 m (12EV227)

•	1.50 g/t Au over 74.5 m (12EV245)

•	2.66 g/t Au over 30.5 m (12EV240)

•	1.51 g/t Au over 45.3 m (12EV236)

•	1.57 g/t Au over 73.9 m (12EV235)

•	1.56 g/t Au over 48.6 m (12EV231)

•	2.04 g/t Au over 76.2 m (12EV242)

•	1.74 g/t Au over 50.8 m (12EV248)

•	1.30 g/t Au over 27.44 m and 1.73 g/t Au over 30.49 m (12EV289)

Puerto del Aire

The Puerto del Aire zone is a combination of structural and stratiform gold mineralization, 300 m south and parallel, to the North Estrella-San Carlos trend. It corresponds to a large concealed zone which is contiguous with mineralization in the Estrella Pit. In 2008, the Company completed an initial mineral resource estimate at Puerto del Aire. Indicated resources totalled 8,907,000 tonnes grading 1.09 g/t Au for a total of 311,000 contained ounces at a 0.5 g/t Au cut-off. Approximately 250 m of the zone was then drilled at sufficient density for classification as indicated resources, whereas another 300 m of drilling was only sufficient for classification as inferred resources. Inferred resources were 5,935,000 tonnes grading 1.03 g/t Au for a total of 197,000 contained ounces at a 0.5 g/t Au cut-off. These mineral resources are in close proximity to the existing mining operations, and resulted in a pit layback that extended the life of the existing Mulatos Mine operation.

As the zone remained open to the northeast in late 2008, a total of 21,860 m in 74 holes of step-out drilling was completed in 2009. The main purpose of the 2009 drilling at Puerto del Aire was to confirm its extension to as much as 1.7 km from the Estrella pit, while the zone remained open to the northeast.

At Puerto del Aire West, the area directly adjacent to the Estrella pit, 2009 definition drilling holes returned grade and thicknesses similar to the Estrella pit. It was determined that the zone continued to the northeast, and drill holes completed in 2009 revealed the presence of a very large system of intense silica alteration concealed by post-mineral volcanic cover that had characteristics similar to both the high-grade Escondida and Puerto del Aire West zones.

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Most intercepts reported in 2009 returned grade similar to the Puerto del Aire West zone with numerous intercepts consistently in the 2-3 g/t Au range over significant thicknesses.

High-grade intercepts were also reported with drill hole 09PA144 yielding a 50.30 m intercept of high-grade mineralization grading 10.06 g/t Au, including a 16.77 m interval grading 27.16 g/t Au. The high-grade zone in this drill hole occurs near the top of the silicified interval, although similar to the Escondida high-grade zone, but appears to be a new type of mineralization within the Mulatos district; that is, the altered silica is extremely cryptocrystalline, sulphide-deficient, and has no associated copper, arsenic, or silver.

Definition and exploration drilling continued in 2010 in the Puerto del Aire Extension zones with a total of 22,138 m completed in 89 holes. The Puerto del Aire mineralized zone was therefore extended to the northeast for a minimum of 2.5 km from the Estrella pit with the furthest 400 m located on the east side of the Mulatos River. These drill holes have outlined a higher-grade zone with a strike length of approximately 200 m, an average thickness of approximately 15 m, and an average width of more than 50 m. As of December 31, 2010, a portion of the Puerto del Aire West resource was upgraded to proven and probable reserve while the remainder of Puerto del Aire is reported in the measured, indicated and inferred resource categories.

Drilling continued at the eastern part of Puerto del Aire in early 2011, and the Company is currently in the process of assessing the viability of mining and processing certain higher-grade zones within Puerto del Aire. In 2012, only 2 RC drill holes were completed totaling 749 m, but no work was done on Puerto del Aire East. For core drilling, 2 drill holes were also completed totaling 429 m.

San Carlos

The San Carlos resource area is located to the northeast of the proposed El Victor Pit, on the east side of the Mulatos River, along the continuous structural trend that controls gold occurrences from the Mulatos pit. San Carlos is the easternmost gold occurrence discovered to date along this trend.

In 2006, Alamos completed an RC drill program at San Carlos that consisted of 6,303 m in 33 holes. The drilling resulted in the delineation of an extensive area of blind mineralization extending a minimum of 400 m to the northeast from the Mulatos River. Significant gold-bearing intervals from the 2006 drill program were generally located at the edge of the drilled area, with intercepts open to the northeast.

In November 2009, the Company commenced a definition drilling program at San Carlos after completing geological mapping of the historic underground mine workings to ascertain gold controls. The objectives of the 2009 drill program were to upgrade the established inferred resources to the measured and indicated category through infill and step-out drilling, expand the known limits of the mineralized system, and further define the structurally controlled high-grade zone. In 2009, the Company drilled a total of 6,694 m in 27 holes with the majority of the 2009 drill holes designed to test targets generated from the 2006 drill program.

Drilling continued in 2010 with an additional 13,983 m completed in 65 holes that continued to demonstrate the continuity and robustness of the San Carlos zone. Drilling in 2010 was specifically oriented towards evaluating the high-grade zones identified from 2009 drilling and the underground geologic work.

The results of the 2006 San Carlos exploration program were compiled in 2008 and resulted in an inferred resource estimate for San Carlos of 7,496,000 tonnes at an average grade of 1.29 g/t Au for a contained resource of 310,000 ounces at a 0.5 g/t Au cut-off. Drilling in 2009 and 2010 upgraded the inferred resource at San Carlos to the measured and indicated categories and increased the overall resource base substantially. Results of the mineral resource calculation update at San Carlos were disclosed as part of the 2010 global mineral resource and reserve update and mineral reserves at San Carlos were reported for the first time.

The results of the 2011 drilling confirmed the continuity of the high-grade mineralization towards the northeast and the discovery of additional en echelon structural high-grade zones to the northeast of the main San Carlos mineral resource. The Company identified at least two additional sub-parallel structures, located up to 600 m from the mineral resource area, with surface mapping indicating the potential for additional zones to the northeast. The new

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zones are located at the same elevation as the existing mineralization but are under significant overburden and are potentially amenable to underground mining. Additional wide-spaced drilling is planned to define the extent of the new mineralized zones.

In addition, in 2011 the Company received positive results from metallurgical testing conducted on the high-grade ore previously identified at San Carlos. Two high-grade composite samples from the 2010 core drilling program at San Carlos were submitted for metallurgical testing. Testing was optimized to replicate the gravity plant that the Company is currently constructing to process the high-grade ore at Escondida. Initial test results revealed that the high-grade ore at San Carlos is amenable to gravity separation and can be processed economically through the gravity plant. Approximately 57% and 69% of the contained gold in the two composites were recovered through gravity separation, and ultimate recovery rates were 70% and 78% respectively, when the tailings were leached with cyanide. These levels of ultimate recovery are 15% to 20% higher than leaching the high-grade ore at San Carlos alone. The potential to improve these recovery rates exists and will be evaluated in the next phase of testing.

As at December 31, 2011 and using an anticipated cut-off grade of 3 g/t Au for the gravity plant, “in-pit” mineral reserves at San Carlos total 649,000 tonnes grading 7.67 g/t Au for 160,043 ounces. The Company believes the high-grade San Carlos mineral reserves and resources could substantially increase the mill feed for the gravity plant.

In 2011, the Company initiated an open pit and underground mining trade-off study for San Carlos. Additional optimization studies are on-going, but preliminary findings were published in the December 2012 NI 43-101 report “Mulatos Project Technical Report Update (2012)”. A copy of this report has been filed on SEDAR and is available at www.sedar.com under the Company profile. This report found that underground mining at San Carlos could be done economically using a long-hole open stoping mining method with delayed backfill, which shall be supplemented by a modified drift and fill mining method where gold mineralization thins. It was recommended that the Company assemble an underground mining team and work through the program and solicit proposals from qualified underground mining contractors with experience on similar projects in Mexico. Further work was also recommended on the geomechanical environment that would facilitate final design of the underground workings and facilities.

Drilling resumed during the fourth quarter after heavy rains prevented access earlier during the third quarter. The company planned an extensive drill program with objectives to define reserves that would benefit the mine plan. Higher-grade gold intercepts have been now encountered up to 500 m from the existing open pit margins, there is significant mineral potential for resource development, but additional drilling is required and there was at the time no guarantee that further resources would be defined.

The company successfully completed 9,386 m of RC drilling in 25 drill holes and 1,319 metres of core drilling in 3 drill holes. The notable results are as follow:

•	7.73 g/t Au over 4.65 m (12SC177)

•	3.84 g/t Au over 17.55 m and 10.52 g/t Au over 4.15 m (12SC178)

•	5.15 g/t Au over 17.30 m (12SC178B)

•	12.85 g/t Au over 6.09 m and 24.33 g/t Au over 3.04 m (12SC183)

Cerro Pelon

During 2008, the Company announced the discovery of a new gold zone at Cerro Pelon. Cerro Pelon is located approximately 2.5 km southwest of the leach pad area and was a high-priority regional target for the Company, given both its proximity to existing mining operations and its geologic similarity to the Mulatos deposit.

Gold at Cerro Pelon is hosted within oxidized vuggy silica, starting at the surface and extending to over 90 m at depth. Step-out drilling and detailed surface mapping has indicated that the zone has both structural and stratigraphic-controlled components, with gold appearing to be controlled primarily by late-stage structurally-controlled hydrothermal breccias of both northeast and northwest trends. Drill holes within the broad breccia zones contain strong gold concentrations whereas those outside the zones are generally barren. Post-mineral fault offset is also indicated, complicating the zone interpretation. The upper 70 to 100 m of the zone is completely oxidized, determined both visually and by very low sulphur concentrations from geochemical analyses. Preliminary cyanide-

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extractable analyses from the oxidized portion of the zone indicate 90-97% gold recovery, suggesting the zone is non-refractory in nature.

The Company announced significant drill intercepts from first phase drilling at Cerro Pelon in 2008, including 91.5 m of 1.43 g/t Au and 90 m of 1.97 g/t Au. Drilling in 2008 totalled 69 holes representing 10,900 m. Step-out and definition drilling was completed in 2009 with up to three drill rigs for a total of 7,170 m in 65 holes drilled. The latest drill holes returned some of the best intercepts in the district outside of the Mulatos deposit, including 129.6 m of 2.42 g/t Au, 158.5 m of 1.55 g/t Au, 21.65 m of 4.11 g/t Au, 50.3 m of 3.57 g/t Au, and 57.95 m of 2.00 g/t Au. The 2009 core drilling program was successful in establishing mineralization continuity with an oxidized zone of gold-bearing vuggy silica delineated that is roughly 250 m long, 30 to 80 m in width, and 70 to 150 m thick. Drill hole intercepts show a roughly semi-circle shaped mineralized zone, with the eastern half removed by faulting.

Geological modelling and 3D modelling was completed in September 2009, followed by a mineral resource estimate in November 2009. The results of the resource calculation were integrated into the global resource & reserve numbers for 2009 and the majority of mineral resources at Cerro Pelon were classified as measured and indicated. Ongoing engineering work and economic evaluation initiated in 2009 resulted in an upgrade of a portion of the measured and indicated resources to the reserve category.

As at December 31, 2011, probable reserves at Cerro Pelon were 2,673,000 tonnes grading 1.64 g/t Au for 140,525 contained ounces of gold.

The Company is in the process of negotiating with landowners in order to secure the surface rights to commence development of Cerro Pelon. There was no RC or core drilling at Cerro Pelon in 2012 due to land access issues.

La Yaqui

During 2007, the Company successfully negotiated three new surface access agreements, allowing exploration into three high-priority targets for the first time since 1997, including the La Yaqui area. Drilling at La Yaqui in the fourth quarter of 2007 produced immediate success outlining an oxide gold zone exposed at surface with numerous ore-grade intercepts including 44.2 m of 2.73 g/t Au and 30.0 m of 3.33 g/t Au. Definition drilling was completed in 2008 with an additional 7,200 m in 50 holes drilled.

The La Yaqui near-surface oxide gold zone is located approximately 9.5 km southwest of the Estrella Pit. The results of drilling at La Yaqui were incorporated into the Company’s measured and indicated resource statement as of December 31, 2008. In 2009, the Company completed engineering work and an economic evaluation and reported probable reserves of 1.6 million tonnes at 1.58 g/t Au for a total of approximately 80,000 ounces as of December 31, 2009.

As at December 31, 2011, probable reserves at La Yaqui were 1,574,000 tonnes grading 1.58 g/t Au for 79,826 contained ounces of gold.

The Company is in the process of negotiating with landowners in order to secure the surface rights to commence development of La Yaqui. There was no RC or core drilling at Cerro Pelon in 2012 due to land access issues.

Estrella Pit

As part of its ongoing modelling and resource/reserve reconciliation, infill drilling programs comprising 3,700 m in 22 RC drill holes and 5,000 m in 46 RC holes were completed within the Estrella Pit in 2009 and 2010, respectively. The objectives of these programs were to infill parts of the block model where information was lacking and to assist in further delineating low-recovery sulphide zones within the pit.

Aside from confirming expected grade and thicknesses of the block model, the in-pit drilling encountered an exceptional intercept located at the northern edge of the actual pit. A 141.77 m interval grading 7.81 g/t Au, including 33.54 m of 23.18 g/t Au, was reported from vertical drill hole 09AM045; this intercept is believed to be the highest grade-thickness interval ever reported at Mulatos. The deeper portions of this interval contain high

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copper concentrations with up to 3.5% Cu within a 62.59 m intercept grading 2.55 g/t Au and 0.51% Cu, from 123.48 to 185.98 m down hole. Deep high-grade refractory mineralization in this area was known to exist from previous drilling but may be more extensive than modeled due to difficulty in drilling the northeast part of the deposit from surface at that time. The lower part of the interval did not form part of the optimized pit in 2008 but was integrated into the 2009 resource and reserve statement. The hole demonstrates that localized occurrence of high-grade mineralization within the deposit are not fully quantified in the resource model due to drill density, and may partially explain why current production head grade frequently exceeds the predicted block model grade.

East Estrella

Exploration on this target began in March 2012 after a review of a historical drill hole cored by Placer Dome in 1996. This drill hole encountered interesting near-surface gold-silver-copper results that appeared to be controlled by north-south structures, which is different than the main Mulatos deposit. Surface mapping of the pit wall also identified a previously unrecognized stratiform hydrothermal breccia in the northern part of the project area, and it is believed that there is mineral potential for further resource expansion. However, further drilling was needed and there was at the time no guarantee of a mineral resource being estimated to NI 43101 standards.

A budget was drafted and approved for 2012 of 21 drill holes that would test the area on approximately 50 metre centres, noting the core holes will also be used to provide metallurgical samples once the area has been drill defined. In 2012, the Company’s drill program focused on delineating new high-grade mineral resources; however, positive results significantly expanded the objectives to include the delineation of Measured, Indicated, and Inferred mineral resources. Throughout the year, the Company drilled 93 RC drill holes totaling 13,165 m and 7 core drill holes totaling 920 m. The notable results are as follows:

•	2.34 g/t Au over 15.24 m (12SX042)

•	2.10 g/t Au over 30.48 m (12SX043)

•	6.00 g/t Au over 13.72 m (12SX044)

•	4.66 g/t Au over 21.34 m and 9.19 g/t Au over 7.63 m (12SX079)

•	3.41 g/t Au over 41.16 m and 8.06 g/t Au over 6.09 m (12SX062)

•	1.80 g/t Au over 25.55 m (12SX064)

•	4.40 g/t Au over 51.65 m and 9.98 g/t Au over 5.45 m and 7.37 g/t Au over 6.5 m (12SX081)

In addition to the significant gold results, East Estrella also yielded significant silver assay results as follows:

•	435.8 g/t Ag over 10.67 m (12SX030)

•	751.0 g/t Ag over 3.05 m (12SX027)

•	497.1 g/t Ag over 7.63 m (12SX025)

•	156.2 g/t Ag over 13.72 m (12SX025)

•	386.2 g/t Ag over 13.10 m (12SX069)

•	1,078.4 g/t Ag over 5.70 m (12SX070)

•	403.2 g/t Ag over 9.30 m (12SX077)

•	121.1 g/t Ag over 17.80 m (12SX081)

El Carricito

El Carricito is the largest area of favourable silicic and advanced argillic alteration in the Mulatos District. The zone of alteration is approximately 5.5 km long, up to 2.7 km wide, and is up to 300 m thick in outcrop. Based on initial assessments, El Carricito appeared to be a better preserved high-sulphidation system than Mulatos. There is at least 300 m of vertical relief at the El Carricito system, twice that of Mulatos. At El Carricito, the top portion of the mineralized system has been preserved, whereas Mulatos is eroded deeper with the Estrella zone exposed at surface. Furthermore El Carricito is its own volcanic center, is at least the same size as Mulatos, and has similar types of alteration, structural control, and rock types as those present at Mulatos, but with deeper oxidation. Due to its size, there is a possibility that Estrella deposit-types exist at depth or laterally at El Carricito. El Carricito could also host Escondida type targets which are more difficult to find, because of their relatively smaller footprint, especially if concealed and at depth.

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Reconnaissance geologic mapping, rock chip, and soil grid sampling was completed at El Carricito in 2009. The 2009 surface work identified significant gold geochemical anomalies, which at least partially overlap the silica altered zones. The objective of the 2009 program was to generate drill targets that could be drill-tested in 2010.

Exploration drilling at El Carricito began in late 2010 and continued throughout the majority of 2011. Drilling has intersected broad zones of favourable alteration containing low-grade gold mineralization, with the best intercept at El Carricito being 85 m grading 0.53 g/t Au in hole 11CR77. An area of low-grade gold mineralization with local ore-grade intercepts has been delineated. RC drilling has been completed on 50 m centers sufficient for resource estimation, and core twins of select intercepts are in progress.

A total of 20,642 meters in 113 reverse circulation holes were drilled at Carricito in 2011, both as a resource definition and as exploration target evaluation holes. In addition, 6 core holes (588 m) were completed. In 2012, 2 RC drill holes were completed totaling 224 m and 3 core drill holes were also completed totaling 491 m.

El Realito

The Exploration staff completed a re-examination of the drill hole data from 2004 to 2006 in light of current gold prices, and worked to develop a new geological model that could be reassessed. El Realito is an area of oxide gold mineralization and artisanal gold mining. Gold mineralization identified in the past drill programs remains open for expansion. An exploration program is being planned for 2013 to further develop the mineral potential of this important target area.

2013 Exploration Outlook for Mulatos

The Company planned to continue its aggressive exploration program in 2013 with over 22,800 m of drilling budgeted. Exploration activities in 2013 will focus on in-fill and step-out drilling at San Carlos and East Estrella. In addition, large-scale generative work will be done on earlier-stage targets within the Salamandra Concessions such as, but not limited to Puerto del Aire, La Dura, Compadres East, El Halcon, and Ostmiri.

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody

The drilling methods utilized at Mulatos are RC using a center return bit, diamond drill coring using HQ and NQ diameter rods, and underground diamond drilling using NQ thin-wall core (for certain areas such as El Victor and Escondida).

Logging, sampling, and analysis procedures were historically established by previous operators, prior to the 2004 Feasibility Study, and are still being used today apart from refinements and adjustments necessary to comply with current Quality Assurance/Quality Control (“QA/QC”) procedures and NI-43-101 requirements. Logging and sampling methodologies and procedures are documented, routinely updated, and maintained by the Company’s exploration department.

Geologists log drill core holes on site at Mulatos or in Matarachi. Core is logged on a hole by hole basis with data entered in a digital file for future analysis and processing. RC holes are logged from chip trays containing representative samples collected from each 1.5-metre sample interval. After completion of geological and geotechnical logging and collection of additional information such as specific gravity, geologists define and label the intervals to be sampled, ranging from 0.25 to 1.5 m, depending on geological characteristics.

Drill core is cut and sampled at site at Mulatos or in Matarachi while RC samples are collected directly at the drill site. For RC drill holes, a sub-set of the sample cuttings is bagged, inventoried, prepared and shipped to Hermosillo for analysis. For core drill holes, half-core samples are prepared using a diamond core saw, with 1.0-metre intervals as standard sample lengths in rock types presenting similar geological characteristics, bagged, tagged, sealed and shipped in batches to the assaying laboratory. When applicable, core from metallurgical and geotechnical drill holes are cut in half with one half of the core sent for analysis, while the reject is used for metallurgical testing. Metallurgical and geotechnical drill holes are logged at site in a similar manner to other core drill holes. Geologic logging and sample interval definition are completed by geologists; geotechnical logging including Rock Quality

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Designation (“RQD”), core recovery and specific gravity measurements are usually done by geological technicians. In addition, specific sampling procedures were implemented for round and bulk samples obtained from the underground exploration adit completed in 2006 in the high grade zone. Note that the results of the bulk sample tests were not used for resource estimation purposes but rather for internal comparative assessments. When applicable, underground channel sampling was supervised by a geologist, and consisted of 1.5-metre channels approximately 12 centimetre (“cm”) wide and 7.5 cm deep.

Laboratory sample preparation and analysis is in accordance with strict and industry recognized protocols and procedures. For RC samples, an approximate 10 kg sub-sample is sent to the lab. After drying, a 250-300 gram sub-set is crushed, riffle spilt, and pulverized. A one assay-ton (30 grams) sample is then collected for precious metal analysis (Au & silver – “Ag”) by fire assay with atomic absorption finish (“FA-AA”). For sample assaying above 5 g/t Au under FA-AA, a fire assay with gravimetric finish (“FA-GR”) is also performed. A smaller pulverized sub-sample (3-5 grams) is also taken for multi-elements ICP analysis, when requested by the geologists. Samples with Au assay results above 0.3 g/t Au are assayed by the hot-cyanide method (Au and Cu) to help assess the Au recovery potential; the results of these tests are also used for the recovery model. For core samples, the entire half of the core sample received at the lab is crushed; a 250-300 gram spilt is collected, pulverized and assayed using the methodology described above. Samples are now sent to ALS Chemex Inc. (“ALS Chemex”) in Hermosillo, Mexico for sample preparation and then sent to ALS Chemex’s Vancouver lab for analysis. Other labs, including Inspectorate and others, were used in the past with documentation available in individual drill logs. Check assay work was usually performed at Skyline Labs in Tucson, Arizona.

QA/QC procedures are performed systematically at Mulatos. Blind, standard and blank samples are systematically inserted on a regular sample batch interval, generally every 25-30 samples, and are routinely evaluated when results are received. Duplicate samples are selected at regular intervals, with the duplicate retrieved by the assaying laboratory personnel after the sample has been crushed, basically representing a separate split. Check assays of pulverized pulps are performed by a second lab and generally represent 5-10% of the entire sample database. Comparisons and reconciliation between original and check assays are done routinely during drilling, and systematically before any resource estimation exercise.

Sample custody is ensured on-site by continuous inventorying and monitoring of the RC cuttings and drill core. Once samples are prepared, using the methodologies described above, they are inventoried, individually bagged, tagged and sealed in larger bags for transport to the assay lab. The laboratories used for analysis are certified and follow strict, industry recognized, QA/QC protocols. Audits of the assaying labs are performed occasionally.

For disclosure purposes, a 0.5 g/t Au cut-off grade is used for calculation of composite intervals, with only a single 1.5-metre interval of sub-0.5 g/t Au material allowed within a composite interval; assay results are generally presented uncut.

Modelling and Estimation

Main Targets Areas (East Estrella, El Víctor, El Victor North, and San Carlos)

Similar logging, sampling and analytical procedures as described under the “Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody” section above apply for this area. The exploration programs were conducted by the Company under the direction and supervision of the Vice President of Exploration and/or Manager of Exploration for Mexico, who are Qualified Persons as defined by the NI-43-101. Resource estimates prior to 2009 were completed by an independent Qualified Person as defined by NI 43-101. Starting in 2009, resource estimation was managed under the supervision of the Company’s Director of Mineral Resources, who is also a Qualified Person.

The following procedures are generally followed for modelling and estimation. Block gold grade estimation is constrained by geology envelopes that are constructed using alteration distribution, state of oxidation, known geologic controls, and anomalous gold mineralization. Gold grades are estimated using ordinary kriging (“OK”) interpolation with searches oriented along known mineral controls. Gold resource classification is based on proximity to drill hole data, and geostatistical variography. Measured resources are generally defined (note that this criteria may vary from zone to zone) as blocks within 6 m of the closest drill hole data. Indicated resources are generally defined (note that this criteria may vary from zone to zone) as blocks between 6 to 36 m from the closest drill hole data. Inferred resources are defined (note that this criteria may vary from zone to zone) as those blocks greater than 36 m from the closest drill hole data, and up 7 m.

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Geologic solids are constructed from observed data collected during the core and chip logging processes, and from data acquired through the use of an infrared reflectance spectrometer. Geologic solids comprise rock types, oxidation, silica alteration, and intensity of argillic alteration. At Gap and La Yaqui, solids were also created for the clay species, interpreted from reflectance spectra data. Mineralized shapes within which gold estimation was conducted, were constructed from the occurrence of silica alteration, and argillic alteration intensity (Gap), and silica alteration, and alteration from infrared spectrometry (San Carlos and La Yaqui). In addition, the occurrences of logged breccia units at San Carlos were used to construct the mineralization envelope. Hard boundaries to gold estimation were also assigned to air, post mineral rocks and alluvial/colluvial material, and in some cases, faults. At San Carlos, solids were constructed for the post-mineral intermediate dykes, and applied as a hard boundary to estimation. Gold estimation was conducted by OK at San Carlos and La Yaqui, on three metre by three metre by three metre blocks. Composites were 1.52 m, and cutting was applied to gold values above 13 g/t Au at La Yaqui, and 30 g/t Au at San Carlos.

In 2010, a complete re-modelling was done at Mulatos in order to bring all resource areas except San Carlos within one single model. In 2012 the alteration and oxidation geologic models were re-interpreted for the Estrella, East Estrella, Puerto del Aire, El Victor, and San Carlos areas. The model was re-estimated in these areas using the updated geologic controls with the OK method selected for disclosure.

Escondida High Grade Zone

The following procedures were followed for initial modelling and estimation of the Escondida High Grade Zone. Drill hole samples were composited to three before detailed geostatistical and spatial correlation studies were applied. High-grade samples were top cut to 120 g/t Au before compositing. A three-metre block was selected to best honour mineralization boundaries of the zone. Search radii were restricted to accommodate the coarse gold effect. Detailed statistical studies were made to compare core recovery to gold grade and core to RC samples. Core loss resulted in strong negative bias toward high-grade intervals due to the highest grades occurring in the most difficult material to recover. Statistical comparison of gold grades for core holes and RC drill holes within 4.5 m of each other indicate that core grade is approximately half of the average RC sample grade, primarily due to core loss and sample volume differences in a coarse gold environment. RC samples were drilled dry with a center return bit and are the highest confidence samples. Low-confidence core intervals were removed from the database used for grade estimation, and only RC composite samples were used for the final resource estimate. Twenty-three additional RC holes (1,784 m) were drilled into the Escondida Hanging Wall Zone during August and September 2006 to provide higher-confidence data where low-confidence core with poor recovery existed. Grade estimates in the Escondida Hanging Wall Zone were made using OK, inverse distance squared and inverse distance cubed methods, with the latter initially being selected as the method that best honoured the composite drill data. In 2009, after further testing and evaluation, the OK estimation method was adopted.

Reconciliation has shown the OK estimation method to be working, as no dilution or ore loss factors have been incorporated into the resource block models or to the mining reserve. The mining to date within the main pit (mining from 2004 has focused in the Estrella and Escondida areas of the pit) shows a positive reconciliation between the heap ore which has been processed through the crushing system and placed on the heap and the predicted tonnage and grade from the block model (on which the mineral reserve is based). Using the information provided by the mine staff from records which compare mined ore shipped to the crusher to the predicted ore from the block models (which have been updated with new information over the years), the ore tonnage shipped is 2 percent higher than predicted and the gold head grade is 7 percent higher, resulting in a 9.2 percent increase in ounces delivered to the heap. This is a comparison over almost eight years of mining during which there have been swings in the comparisons at different times of the mining history. It is recommended that these comparisons continue and additional detail by pit areas be included to determine if dilution or mine loss factors are needed in the future.

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Metallurgy

The Mulatos deposit and surrounding deposits are amenable to cyanidation and heap leaching, as determined by lab scale testing in the 2004 Feasibility Study. The 2004 Feasibility Study indicated that mineralized material varies from pure oxide to pure sulphide, with gold recovery typically varying from 55% to 90% as material grades from sulphide to oxide. The average recovery in the 2004 Feasibility Study was estimated to be between 72% and 74% for the Estrella Pit. Applying the modified recovery formulas to the block model has resulted in an estimated average recovery of 72.9%. Actual recoveries experienced since the commencement of operations have been below the 2004 Feasibility Study level of 72.9% as run-of-mine un-crushed material, coarse crushed material and an area of low-recovery material were stacked on the leach pad at various times since mine commissioning. The Company has completed a number of operational initiatives that have improved leach pad percolation and resulted in higher gold recoveries, including conveying and stacking ore on the leach pad, implementing a drum agglomeration process and closing the crushing circuit to reduce the crusher discharge size to as close to 100% passing 3/8 of an inch as possible. As a result, recoveries have improved significantly.

In 2011, the Company obtained the results of metallurgical testing completed on high-grade ore from San Carlos, which indicated that it is amenable to processing in the high-grade mill. Other ore types will be tested in 2012, including from El Victor and El Victor North.

For 2012, the Company has budgeted recovery of 72% based on the block model indicated recoveries for the ore-types to be mined. Not all mineral deposits in the vicinity of the Mulatos Mine are amenable to economic heap leaching. Recoveries from the high-grade mill are expected to be in excess of 90%.

Mineral Resources

The 2004 Feasibility Study identified that the exploration programs completed by Alamos, Placer Dome, Kennecott and Minera Real de Angeles had delineated measured and indicated resources of 62.2 million tonnes grading 1.51 g/t Au, totalling over 3 million ounces of gold. These resources were contained only in the Estrella, Mina Vieja and Escondida areas of the Mulatos deposit. The Gap, Puerto del Aire, El Victor and San Carlos portions were not included in this determination of mineral resources.

On March 20, 2007, the Company reported a revised global mineral resource for the Mulatos deposit as at December 31, 2006. The updated measured and indicated global resource inclusive of mineral reserves was 91.2 million tonnes grading 1.26 g/t Au (0.5 g/t cut-off), for 3.7 million contained ounces of gold. The Company also reported 14.5 million tonnes grading 0.99 g/t Au in the inferred category, for 0.5 million contained ounces of gold (0.5 g/t cut-off).

The mineral resource estimate as at December 31, 2007 included the El Victor area and measured and indicated resources (inclusive of mineral reserves) were reported at 96.3 million tonnes at a grade of 1.17 g/t Au at a 0.5 g/t cut-off, for 3.6 million contained ounces. The Company also reported 15.6 million tonnes grading 0.96 g/t Au in the inferred category, for 0.5 million contained ounces of gold at a 0.5 g/t cut-off.

The global mineral resource estimate for the Mulatos and El Victor deposits at December 31, 2008 (exclusive of mineral reserves) was 52.6 million tonnes grading 0.98 g/t Au for 1.7 million ounces of gold, representing a 14% decrease in measured and indicated ounces compared to 2007, due primarily to the conversion of previously reported measured and indicated resources at El Victor, and Puerto del Aire into reserves. Inferred mineral resources at December 31, 2008 comprised 32.6 million tonnes grading 1.00 g/t Au, for 1.0 million ounces of gold, at a 0.5 g/t Au cut-off.

In March 2010, the Company reported revised measured and indicated and inferred resources (exclusive of mineral reserves) as at December 31, 2009. At a 0.5 g/t Au cut-off, measured and indicated resource ounces increased 14% to 60.0 million tonnes grading 0.97 g/t Au, for 1.9 million contained ounces of gold. Inferred resource ounces decreased by 11% from the prior year end to 25.8 million tonnes at 1.12 g/t Au, for 0.9 million contained ounces.

In March 2011, the Company reported updated mineral resources (exclusive of mineral reserves) as at December 31, 2010. Measured and indicated resources (0.5 g/t Au cut-off) increased 47% to 85.5 million tonnes grading 1.00 g/t Au, for 2.75 million contained ounces of gold. Inferred resource ounces decreased by 44% from the prior year end to 16.9 million tonnes at 0.93 g/t Au, for 0.51 million contained ounces. The increase in overall resource ounces

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was attributable to the inclusion of additional resources at San Carlos, Puerto del Aire and Escondida and the use of a higher gold price assumption.

The Company’s measured and indicated resources (exclusive of mineral reserves) as at December 31, 2012 consist of 81.8 million tonnes grading 1.01 g/t Au, for 2.64 million contained ounces of gold. The decrease of 123,000 ounces relative to the Company’s 2011 year end resource statement is primarily attributable to the conversion of measured and indicated resources into the mineral reserve category. Inferred resources were essentially unchanged from 2011, at 17.5 million tonnes grading 0.89 g/t Au, for 502,000 ounces of gold. Resources are reported for the first time for the El Realito and Cerro Carricito projects, and separate resources for the San Carlos underground are also reported for the first time. Resources at Cerro Carricito and El Realito are presented at a 0.3 g/t Au cut-off grade, and underground mineral resources at San Carlos are presented at a 2.5 g/t Au cut-off. Resources at the Mulatos Mine are presented at a 0.5 g/t Au cut-off grade. Measured, indicated and inferred resources as at December 31, 2012 are summarized in the tables below:

Table 1 Mulatos Mine - Measured and Indicated Mineral Resources as at December 31, 2012 [1,2,3,4,5,6]
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
2.0	646	4.05	84,019	3,957	3.45	438,778	4,603	3.53	522,797
1.5	1,132	3.04	110,789	7,962	2.66	681,972	9,094	2.71	792,761
1.0	2,513	2.03	164,106	18,438	1.79	1,063,553	20,951	1.82	1,227,659
0.7	4,737	1.46	223,079	38,616	1.29	1,598,418	43,353	1.31	1,821,497
0.5	7,663	1.12	277,100	70,572	0.97	2,203,918	78,235	0.99	2,481,018
0.3	13,084	0.83	347,799	134,860	0.69	3,003,441	147,944	0.70	3,351,240

Table 2 Mulatos Mine – Inferred Mineral Resources [1,2], 3, 4, 5, 6 as at December 31, 2012
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au
2.00	626	3.27	65,851
1.50	1,547	2.36	117,193
1.00	3,616	1.70	197,996
0.70	7,433	1.25	299,577
0.50	15,991	0.90	461,257
0.30	33,698	0.63	679,487

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,500/oz gold price, 55° pit slopes, and an $8.55/t operating cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 3 San Carlos Underground - Measured and Indicated Resources [4,6] as at December 31, 2012
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
3.0	40	5.91	7,605	273	5.15	45,225	313	5.25	52,830
2.5	57	4.96	9,092	376	4.48	54,202	433	4.55	63,294
2.0	89	3.99	11,404	558	3.74	67,143	647	3.78	78,547

Table 4 San Carlos Underground – Inferred Mineral Resources [4,6] as at December 31, 2012
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au
3.0	14	6.07	2,730
2.5	14	6.07	2,730
2.0	20	4.96	3,191

Table 5 Carricito - Measured and Indicated Mineral Resources [5],[6] as at December 31, 2012
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
2.0	2	2.69	173	28	2.27	2,045	30	2.30	2,218
1.5	5	2.02	324	133	1.84	7,889	138	1.85	8,213
1.0	16	1.47	757	384	1.43	17,684	400	1.43	18,441
0.7	31	1.15	1,151	775	1.13	28,112	806	1.13	29,263
0.5	54	0.91	1,573	1,294	0.92	38,100	1,348	0.92	39,673
0.3	74	0.78	1,846	1,841	0.76	45,098	1,915	0.76	46,944

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Table 6 Carricito – Inferred Mineral Resources [5],[6] as at December 31, 2012
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au
2.0	1	2.02	65
1.5	90	1.74	5,047
1.0	222	1.41	10,046
0.7	464	1.11	16,554
0.5	812	0.89	23,143
0.3	1,290	0.71	29,305

Table 7 El Realito - Measured and Indicated Mineral Resources [5],[6] as at December 31, 2012
	Measured			Indicated			Measured + Indicated
Cut-off	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au	(000s)	(g/t Au)	Ounces Au
2.0	17	3.89	2,147	165	4.05	21,509	182	4.03	23,657
1.5	26	3.17	2,625	260	3.19	26,622	285	3.19	29,247
1.0	42	2.43	3,248	487	2.27	35,506	528	2.28	38,754
0.7	55	2.05	3,611	747	1.77	42,501	802	1.79	46,112
0.5	70	1.73	3,897	906	1.56	45,434	976	1.57	49,331
0.3	88	1.46	4,123	1,112	1.34	47,897	1,200	1.35	52,020

Table 8 El Realito – Inferred Mineral Resources [5],[6] as at December 31, 2012
Cut-off	Tonnes	Grade	Contained
(g/t Au)	(000s)	(g/t Au)	Ounces Au
2.0	15	3.86	1,819
1.5	32	2.67	2,739
1.0	102	1.65	5,413
0.7	169	1.33	7,222
0.5	197	1.23	7,787
0.3	236	1.09	8,256

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,500/oz gold price, 55o pit slopes, and an $8.55/t operating cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Mineral Reserves

Mining of the Mulatos deposit from the commencement of production to the end of 2008 was focused on the Estrella Pit. The 2004 Feasibility Study estimated mineral reserves in the Estrella Pit of 1.92 million contained ounces using a gold price assumption of $350 per ounce. At December 31, 2006, mineral reserves in the Estrella Pit were 31.9 million tonnes at a grade of 1.64 g/t Au for total contained ounces of 1.7 million contained ounces. At December 31, 2007, the Company reported proven and probable mineral reserves in the Estrella Pit of 1.3 million contained ounces (24.3 million tonnes at a grade of 1.68 g/t Au), calculated at a gold price of $600 per ounce of gold.

At December 31, 2008, the proven and probable mineral reserve estimate was 47.7 million tonnes at a grade of 1.35 grams per tonne gold for 2.1 million ounces of contained gold, representing a significant increase in mineral reserves compared to 2007. The 2008 updated mineral reserve estimate was calculated using a $700 per ounce gold price and incorporated not only the Estrella Pit, but also the Escondida, part of Puerto del Aire (“PdA”), El Salto and Mina Vieja areas which were consolidated and reported as part of the “Mulatos pit”, and El Victor which is reported separately as the “El Victor pit”. Reserves at PdA and El Victor were reported for the first time in 2008. The life-of-mine model for the Mulatos pit at December 31, 2008 had a waste-to-ore ratio of 1.60:1, and the El Victor pit had a 1.23:1 waste-to-ore ratio.

The Company reported proven and probable mineral reserves of 61.6 million tonnes grading 1.21 g/t Au for a total of 2.4 million contained ounces as at December 31, 2009. This represented an increase in mineral reserve ounces of 17% over mineral reserves reported as at December 31, 2008. The increase is attributable to a number of factors. Initial mineral reserves at La Yaqui and Cerro Pelon resulted in adding over 0.2 million contained ounces to mineral reserves. In addition, applying a higher gold price assumption in the calculation of mineral reserves resulted in reducing the planned mining cut-off grade, and converting material previously classified as waste to ore.

The Company reported proven and probable mineral reserves of 58.5 million tonnes grading 1.27 g/t Au for a total of 2.39 million contained ounces as at December 31, 2010, similar to the number of proven and probable reserve ounces in the previous year. The inclusion of mineral reserves at San Carlos, incorporating new zones at Escondida and the use of a higher gold price assumption resulted in increases to proven and probable reserves, which were offset by the number of contained ounces mined during 2010.

On March 26, 2012, the Company reported proven and probable mineral reserves of 65.0 million tonnes grading 1.14 g/t Au for a total of 2.39 million contained ounces as at December 31, 2011, consistent with proven and probable mineral reserve ounces in the previous year. The inclusion of additional reserves at the El Victor it and the use of a higher gold price assumption resulted in increases to proven and probable reserves, which were offset by the number of contained ounces mined during 2011.

The Company’s proven and probable mineral reserves consist of 68.8 million tonnes grading 1.07 g/t Au for a total of 2.37 million contained ounces as at December 31, 2012, consistent with proven and probable mineral reserve ounces in the previous year. The inclusion of additional mineral reserves at El Salto and the El Victor areas, and the use of a higher gold price assumption resulted in increases to proven and probable reserves, which offset ounces mined during 2012. A change from open pit to an open pit and underground plan for San Carlos resulted in a 13,000 ounce decrease in attributable proven and probable mineral reserves.

Proven and probable reserves as at December 31, 2012 are summarized in the table below:

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	PROVEN AND PROBABLE RESERVES [1],2,3,4,5,6,7,8,9 As at December 31, 2011
RESERVE AREA	Proven [2]			Probable [2]			Proven + Probable 2
	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes (000)	Grade (g/t Au)	Contained Ounces
Mulatos Mine [3,4,5]	8,928	1.17	334,545	50,755	0.85	1,393,514	59,683	0.90	1,728,059
UG Reserve[6,7]	194	6.61	41,436	975	4.73	148,227	1,169	5.04	189,663
Existing stockpiles	3,721	1.90	227,364	—	—	—	3,721	1.90	227,364
La Yaqui [6]	—	—	—	1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon [7]	—	—	—	2,673	1.64	140,525	2,673	1.64	140,525

TOTAL	12,843	1.46	603,345	55,977	0.98	1,762,092	68,820	1.07	2,365,437

(1)	The Company’s mineral reserves as at December 31, 2012 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.
(2)	Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00”s.
(3)	The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(4)	Mineral reserve cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block. The determination was based on a $1,400 per ounce gold price, a December 2012 resource and recovery model, and the 2013 budget costs based on the actual cost figures from current mining operations.
(5)	Pit-contained mineral reserves for the Escondida high-grade zone are 221,000 tonnes grading 10.31 g/t Au for 73,260 ounces and San Carlos is 241,600 tonnes grading 0.81g/t Au for 62,866 ounces.
(6)	Underground reserves are design-contained and reported at a 2.5 g/t Au cut-off grade, with a 5% mining loss and 10% dilution.
(7)	Underground reserves include 45,000 tonnes at Escondida Deep, grading 8.08 g/t Au for 11,700 ounces, and 1,124,000 tonnes at San Carlos grading 4.92 g/t Au for 177,900 ounces,
(8)	Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on an $800 per ounce gold price, a May 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.
(9)	Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on an $800 per ounce gold price, a November 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios as of December 31, 2012[1]
Project	Waste-to-Ore Ratio
Mulatos Mine	1.04
Cerro Pelon Pit	2.13
La Yaqui Pit	0.16
San Carlos Pit	1.51

(1)	The life-of-mine waste-to-ore ratio for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, and El Victor areas. San Carlos open pit waste-to-ore ratio is presented separately.

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Qualified Person(s) Disclosure

The independent Qualified Person for the National Instrument 43-101 compliant mineral reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared the mineral resource estimation for the Mulatos Mine, the Aği Daği, Kirazli, and Çamyurt projects. Mark Odell, Principal, Practical Mining LLC, was responsible for the presentation of the underground reserves in the Escondida-Gap and San Carlos areas. Messieurs Welhener, Jutras, and Odell are recognized as Qualified Persons according to the requirements of National Instrument 43-101. Exploration programs at Mulatos are directed by Ken Balleweg, P.Geo., B.Sc., M.Sc. Geology, Alamos’ Exploration Manager – Mexico, a Qualified Person as defined by National Instrument 43-101. Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective news releases for these areas, and in the Mulatos December 2012 technical report, and the July 2012 Aği Daği and Kirazli technical report which are available at www.sedar.com.

Mining Operations

The Company announced commercial production effective April 1, 2006. In 2012, the Company reported gold production from the Mulatos Mine of 200,000 ounces and expects production of between 180,000 and 200,000 ounces in 2013. Based on current proven and probable reserves and current throughput rates, the Company has an expected mine life of approximately nine years. Initial capital costs incurred to construct the project have been recovered, however, the Company is investing further in its current heap leach operations to improve recoveries and throughput, and in a planned mill expansion in order to increase global production. Mine production for 2012 and project-to-date to December 31, 2012 is presented in the table below:

Mine production
Period	Ore (Tonnes)	Grade (g/t)	Ounces	Waste (Tonnes)	Total (Tonnes)
2005 – 2011	28,916,000	1.71	1,581,900	43,253,000	72,169,000
Q1 2012	1,270,000	1.33	54,200	775,000	2,045,000
Q2 2012	1,498,000	1.46	70,400	1,013,000	2,511,000
Q3 2012	1,398,000	1.67	74,900	750,000	2,148,000
Q4 2012	1,620,000	1.68	87,400	822,000	2,442,000
2012	5,786,000	1.54	286,900	3,360,000	9,146,000

Project-to-Date	34,702,000	1.68	1,868,800	46,613,000	80,316,000

Gold production and gold sales of 200,000 ounces and 197,516 ounces respectively, increased in 2012 compared to 2011. The table below outlines key production indicators in 2012 and 2011:

Production summary	Q1	Q2	Q3	Q4	2012	2011
Ounces produced (1)	40,500	48,200	43,500	67,800	200,000	153,000
Crushed ore stacked on leach pad (tonnes) (2)	1,225,000	1,486,000	1,345,000	1,590,000	5,646,000	5,164,000
Grade (g/t Au)	1.17	1.15	1.25	1.20	1.19	1.31
Contained ounces stacked	45,900	54,900	54,000	61,200	216,000	217,030
Crushed ore milled (tonnes)	25,000	44,600	49,100	57,800	176,500	—

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Production summary	Q1	Q2	Q3	Q4	2012	2011
Grade (g/t Au)	10.17	10.78	13.25	14.12	12.49	—
Contained ounces milled	8,300	15,500	20,900	26,200	70,900	—
Ratio of total ounces produced to contained ounces stacked and milled	75%	68%	58%	78%	70%	71%
Ore mined (tonnes)	1,270,000	1,498,000	1,399,000	1,619,000	5,786,000	5,327,000
Waste mined (tonnes)	775,000	1,013,000	750,000	822,000	3,360,000	3,486,000
Total mined (tonnes)	2,045,000	2,511,000	2,149,000	2,441,000	9,146,000	8,813,000
Waste-to-ore ratio	0.61	0.68	0.54	0.51	0.58	0.65
Ore crushed per day (tonnes)	13,900	16,800	15,200	17,900	16,000	14,100

(1)

Reported gold production for Q4 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2012 and YTD 2012 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

Higher gold production in 2012 relative to the same period of 2011 was primarily attributable to production from the gravity mill, which started operation in early 2012. Gold production in 2012 also benefited from a 13% increase in crushed ore stacked in relative to the same period of 2011, which was partially offset by a 9% decrease in the grade stacked on the leach pad.

Crusher throughput in 2012 averaged 16,000 tpd, 13% higher than 14,100 tpd in the same period of last year. Crusher throughput increased steadily throughout 2012, reaching 17,900 tpd in the fourth quarter. The Company anticipates crusher throughput in 2013 to average 17,500 tpd.

The grade of the crushed ore stacked on the leach pad in 2012 of 1.19 g/t Au was 19% higher than the full year budgeted grade of 1.00 g/t Au. The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the year ended December 31, 2012 was +7%, +6% and +14% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +2%, +7%, +10% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

Improvements in ore control practices throughout the year have been reflected in the grade mined and milled as well as the block model reconciliation results. The grade milled in 2012 was 12.49 g/t Au, and improved every quarter since the start-up of the gravity mill in the first quarter. To-date, the Company has mined and milled a total of 176,000 tonnes from the Escondida high grade zone, representing approximately 41% of the pit-contained high grade mineral reserve tonnes.

The recovery ratio in 2012 was 70%, below the Company’s budgeted average recovery ratio for the year of 77%. This lower recovery ratio was the result of the deferral of gold production from the gravity mill as a result of lower than budgeted mill recoveries.

The following table compares costs per tonne for 2011 and 2010:

Costs per tonne summary	Q1-12	Q2-12	Q3-12	Q4-12	2012	2011
Mining cost per tonne of material (ore and waste)	$2.61	$2.51	$2.87	$3.09	$2.77	$1.90
Waste-to-ore ratio	0.61	0.68	0.54	0.51	0.58	0.65

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Mining cost per tonne of ore	$4.21	$4.21	$4.41	$4.65	$4.38	$3.14
Crushing/conveying cost per tonne of ore	$2.42	$2.08	$2.64	$2.20	$2.32	$2.42
Processing cost per tonne of ore	$2.71	$3.02	$4.80	$4.40	$3.77	$3.02
Mine administration cost per tonne of ore	$2.10	$1.81	$2.03	$1.79	$1.92	$1.91
Total cost per tonne of ore	$11.44	$11.12	$13.88	$13.04	$12.39	$10.49

Total cost per tonne of ore in 2012 of $12.39 increased 18% compared to the same period of 2011. The higher total cost per tonne of ore in 2012 is primarily attributable to higher mining costs and processing costs resulting from increases in input costs (including higher salaries and rising cyanide and diesel costs), as well as costs associated with the gravity mill, which are reflected in the 2012 cost per tonne figures. These inflationary pressures were partially offset by higher crusher throughput, which had the effect of lowering fixed costs on a per tonne basis.

Mining cost per tonne of material was $2.77 in 2012, 46% higher than $1.90 in 2011, as a result of a higher salaries and diesel costs, as well as costs incurred by contractors utilized in mining operations which were not incurred in the previous year. In addition, mining cost per tonne of ore was $4.38 in 2012, 39% higher than $3.14 per tonne in 2011.

Crushing and conveying cost per tonne of ore was $2.32 in 2012, 4% lower than 2011. In late 2011, the Company reconfigured the crushing circuit, which has reduced year-to-date power and maintenance costs on a per tonne basis.

Processing costs per tonne of ore in 2012 were $3.77 compared to $3.02 in 2011, a 25% increase. Higher processing costs in 2012 relative to the same period of 2011 were the result of the operation of the gravity mill in 2012, which has a higher per-tonne cost. In addition, cyanide costs increased on a per-tonne basis due to inflationary pressures.

Mine administration costs per tonne of ore in 2012 were consistent with 2011, as payroll cost increases were offset by higher throughput, which has the effect of lowering fixed costs on a per-tonne basis.

Cash operating cost of $355 per ounce of gold sold in 2012 was below the low end of the Company’s guidance of $365 per ounce, and 4% lower than $368 per ounce reported in 2011. This decrease is primarily due to the lower cash costs attributable to ounces produced from the Escondida high grade zone in 2012 as well as the weakening Mexican peso versus budget, which had the effect of lowering Mexican peso-denominated costs. These cost reductions were partially offset by higher input costs, including labour, cyanide and diesel.

Outlook

The Company anticipates producing between 180,000 and 200,000 ounces of gold in 2013 at a cash operating cost of $415 to $435 per ounce of gold sold, excluding a 5% royalty. If the 5% royalty is included, and assuming a $1,700 gold price, total cash costs are expected to be between $500 and $520 per ounce of gold sold.

The 2013 Mulatos capital and development budget is $40.7 million. Operating and expansion capital spending is forecasted to be approximately $21.4 million in 2013, consistent with 2012. Development spending of $19.4 million in 2013 will be focused on underground development of the San Carlos and Escondida North areas, in order to access high-grade ore to provide additional gravity mill feed. In addition, the Company expects to commence construction of an access ramp from the Estrella portion of the Mulatos Pit to the El Victor and San Carlos deposit areas. Operating and expansion capital spending is forecasted to be approximately $21.4 million in 2013, consistent with 2012.

The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida high-grade deposit.

The Company continues to strengthen its financial position, generating over $131 million in free cash flow from the Mulatos Mine in 2012. The Company’s development capital and exploration spending in 2013 is all expected to be financed from cash flow.

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AĞI DAĞI & KIRAZLI PROJECTS IN TURKEY

On January 6, 2010, Alamos announced the acquisition of 100% of the Aği Daği and Kirazli Projects from Teck and Fronteer pursuant to the terms of the Fronteer Teck Agreement, and paid US$40 million cash and issued 4,000,000 common shares to Teck (as to 60%) and Fronteer (as to 40%). The common shares were issued on a private placement basis and were subject to a four-month hold expiring May 6, 2010. In addition to statutory compensation that may apply to the projects, a third party has a 2% Net Smelter Return Royalty on production from the Aği Daği Project.

The projects are legally owned and managed by Kuzey Biga Madencilik San. Tic. A.Ş. (“Kuzey Biga”) and Doğu Biga Madencilik San. Tic. A.Ş. (“Dogu Biga”), both 100%-owned Turkish subsidiaries of the Company. The company completed a Technical Report for the projects on March 12, 2010. The report was prepared by KD Engineering from Tucson, Arizona an independent Qualified Person as defined in NI 43-1010. The report can be reviewed on SEDAR at www.sedar.com under the Company’s profile.

Project Description and Location

Location

The Turkish projects include the Aği Daği and Kirazli advanced-stage development projects in Turkey and the early stage Çamyurt Project, located approximately 3 kilometers from Aği Daği. Kirazli is situated 25 km to the northwest of Aği Daği, with both projects located in the Çanakkale Province in the Biga Peninsula of northwestern Turkey, some 250 km by air southwest of Istanbul or 800 km west of Ankara, Turkey’s capital. The Company maintains an administrative office in Ankara, Turkey, and exploration offices in Etili and Sogutalan, both small towns located in the Biga District of Turkey. These offices support all activities for the Aği Daği and Kirazli Projects.

Ownership

Mineral rights for all concessions comprising the Turkish assets are controlled by Kuzey Biga and Doğu Biga, Turkish subsidiaries of the Company. As all projects are located in a forestry reserve, surface rights are controlled by the State government of Çanakkale.

Mining Concessions

The Aği Daği property currently consists of a total of 10,514 hectares of mineral tenure in fifteen contiguous operation and exploration licenses covering a prominent ridge with 900 m of relief and includes the Çamyurt Project. Subsequent to December 31, 2011, the Company acquired an additional 5,171 hectares in three concessions at Aği Daği through auction.

The Kirazli property consists of 1,541 hectares of mineral tenure in two contiguous licenses covering a prominent northwest trending ridge with 500 m of relief. One concession is classified as an operating license, and the other is an exploration license.

Permits

The Company is permitted to explore and operate the properties and has obtained the required surface rights to carry on its activities. From time to time, the Company acquires additional temporary surface rights and work permits (forestry permits and others) to continue its work over the targets.

Status of Forestry Permits required for Drilling Activities

In order to conduct drilling or somewhat disruptive exploration activities on concessions within State Forest land in Turkey, valid permits are required from the General Directorate of Forestry of the Ministry of Environment and Forestry. In January, 2009 certain provisions concerning the existing Mining Law were challenged and

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subsequently annulled. As a result of the annulment, the grant of permits for the use of forestry lands for mining activities was suspended. An amending regulation became effective upon its publication in the Official Gazette No. 27324 on August 19, 2009 (the “Amending Regulation”), and the Ministry of Environment provided that until a new arrangement is made, the allocation of forestry lands to mining activities will be made pursuant to the provisions of the forestry legislation. Accordingly, issuance of forestry permits was re-established during the suspension of implementation of the Mining Activities Permitting Regulation. Following this, on or about January 11, 2010, the Amending Regulation was challenged, and the High Administrative Court suspended the implementation of the Amending Regulation until a final decision is rendered regarding the merit of the lawsuit. The Amendments to the Mining Law were finally approved by the Turkish Grand National Assembly on 10 June 2010 and published in the Official Gazette No. 27621 dated 24 June 2010.

The new Forest Permitting Regulation regulating the use of forestry lands for mining activities basically became effective as of the date of the new mining law ratification, and thus, the forestry permits can be, and were, issued for exploration activities as per the relevant provisions of the Forest Permitting Regulation.

As existing permits were unaffected by the suspension of the Amending Regulation, the Company was not restricted from drilling under its existing forestry permits during 2010 and 2011, including using permitted drill roads and drill pads. New forestry permits were applied for and issued during 2010 and 2011 and drilling was unaffected from the date of the new mining law ratification. From time to time, and depending on its activities, the Company will need to apply for new forestry permits. No new forestry permits have been denied to date. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary forest permitting it requires for its proposed mining activities.

New Mining Law

In addition to changes in the forest permitting regulations, a new Mining Law was enacted in Turkey in 2010 which imposed new deadlines on concession holders. Specifically as a result of the changes in the Mining Law, the Company is required to obtain final EIA approval and key permits on its Turkey concessions by certain stipulated deadlines in order to maintain its concessions it good standing. The specific deadlines for obtaining EIA approval and key permits for each project concession in Turkey vary slightly in time. The Company has implemented plans to obtain all necessary permits prior to these deadlines and views the risk of not meeting the deadlines as low. If these deadlines are not met due to unforeseen delays, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions will remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or if unable to meet such deadlines that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company’s ability to control and continue to develop its Turkish projects.

Royalties

A 2% Net Smelter Return Royalty in favour of Franco Nevada Corporation is registered against the Aği Daği property (which includes a portion of the Çamyurt Project).

Environmental Liabilities

The Company abides by all Turkish environmental regulations and laws, and follows all recognized environmental preventive procedures associated with normal operation of exploration projects, and operates within environmental standards typical of Canadian mining companies. The Company is not aware of any environmental liabilities currently outstanding related to the properties.

Social Issues

The Company has a comprehensive community relations plan in place and is routinely communicating with all local communities, local government representatives, and State government agencies. Discussions at the Federal level are also normal practice as the projects advance toward production. The Company provides local employment to a

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number of Turkish Nationals as well as support with respect to local economic community development through maximization of direct investment, mainly via purchasing of goods and hiring of local contractors.

Access, Climate, Communication, Power

The Kirazli Project is accessible by a 3 km dirt road from the village of Kirazli which is in turn located 40 km south of the regional capital of Çanakkale. The Aği Daği Project is accessible by forestry roads from the village of Sogutalan from the north, Karakoy from the west, and Kizilelma from the south. Aği Daği is approximately 65 km from the regional capital of Çanakkale, and 25 km to the southeast of the Kirazli. Kirazli is located approximately 1.5 km south of the Kirazli Village, Çanakkale Province, northwestern Turkey. Access from Çanakkale, the nearest large population centre (population 78,000) and provincial capital, to the Kirazli Village is via 40 km of a paved two lane road. Access from the Kirazli Village to the project area is along a 3 km well maintained dirt road which provides access to some of the smaller villages.

Kirazli forms one of the most prominent hills in the region with a maximum elevation of 811 m. Relief in the area is approximately 250 m with slopes generally not exceeding 25-30 percent. Vegetation consists of mostly scrub oak and various shrubs up to 3 m in height with isolated stands of 20 to 30 year old pines also present. Large areas along the western side of the property have been stripped of the vegetation and replanted with pine seedlings. Kirazli is generally windy, particularly from fall through spring. Aği Daği is a prominent topographic high trending in a northeast direction for a distance of 5 km. The elevation of the ridge line varies from greater than 900 m at the southwest end to about 700 m at the northeast end. The property can be reached by village and forestry roads from the town of Çan.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state. This region has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and 5 to minus 10 degrees Celsius in the winter months. The annual rainfall is approximately 30 cm, generally falling as mixed rain and snow in late fall and winter.

History

This section is intended to provide a brief history of project activities since the Company acquired the projects in early 2010. A complete detailed outline of historical project activities is provided in the Scoping Study, filed on SEDAR on March 29, 2010 and available at www.sedar.com under the Company’s profile.

Following acquisition on January 6, 2010, the Company initiated comprehensive exploration and engineering programs on the projects with the objective of completing a preliminary feasibility study in 2012. Total exploration expenditures at Aği Daği and Kirazli in 2010 and 2011 amounted to $14.5 million. A total of 51,200 m of drilling in 303 holes was completed in 2010 and 2011, in addition to metallurgical and geotechnical engineering studies that were conducted in the same period. Further details on drilling and engineering activities in 2010 and 2011 are provided below.

Geological Setting

The Aği Daği and Kirazli deposits are epithermal, high-sulfidation, disseminated gold systems, hosted within Miocene undifferentiated heterogeneous volcanic assemblage of dacitic to andesitic composition. They are associated with a large hydrothermal alteration zone that covers more than 10 square km. Gold mineralization is closely associated with silicic and advanced argillic alteration occurring near the upper contact of the volcanic sequence.

Both the regional and local geology for Aği Daği and Kirazli are detailed in the Scoping Study, available at www.sedar.com under the Company’s profile.

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Engineering and Development Work

Engineering and development activities since acquisition in early 2010 have focused on assembling the team of consultants required to assist in the studies and testing required to support both the Scoping Study and preliminary feasibility study.

Early in 2010, the Company established an administrative office in Ankara, the capital of Turkey, and developed a team of community relations, permitting, development and administration personnel. A number of studies were initiated and/or undertaken in 2010 to support technical reports and the preliminary feasibility study. These projects are listed below:

•	Metallurgical testing

•	Geo-technical analysis and seismic studies

•	Leach pad and waste dump design

•	Pit slope stability analysis and design

•	Mine planning and design

•	Environmental impact assessment studies and testing

Further, in 2010 the Company’s engineering and development team implemented a planned organization structure, established a government liaison and stakeholder engagement plan, joined the Turkish Gold Mining Association and developed a new office complex in Etili.

In 2011, due to the significant increase in measured and indicated resources, the Company resized the scale and scope of the projects, requiring additional geotechnical drilling and engineering which extended the completion deadline of the preliminary feasibility study to the second quarter of 2012.

Alamos filed with the Canadian securities regulatory authorities a technical report pursuant to NI 43-101F1 with respect to the Kirazli Project and the Aği Daği Project entitled “NI 43-101 Technical Report Kirazli & Aği Daği Gold Project” with an effective date of June 30, 2012. The highlights of this report are summarized under “Agi Dagi and Kirazli Projects”, above. At the same time, the Company reported an initial inferred mineral resource estimate of 640,000 ounces at Çamyurt. Inclusion of the Çamyurt resource in a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects.

In addition to completing a preliminary feasibility study, the Company is in the process of completing final EIAs for each of the Aği Daği, Kirazli and Çamyurt Projects. The Company submitted the final EIA for Kirazli in Q4 2012, and expects approval in the second quarter of 2013. The Company intends to submit the final EIAs for the Aği Daği and Çamyurt Projects early in the second quarter of 2013, with a response from the Turkish government expected around the end of the second quarter of 2013. Permitting and construction activities are expected to take up to eighteen months once the final EIAs are approved.

Mineralization

The principal model for gold mineralization at the Aği Daği and Kirazli Gold Properties is a high sulphidation, epithermal gold deposit. Premier examples of this kind of deposit in the world are Yanacocha, Pierina and Alto Chicama in Peru. Most high-sulfidation deposits are large, low grade bulk-tonnage systems (Yanacocha), though vein-hosted high sulphidation deposits also occur (El Indio).

At Kirazli, gold mineralization is hosted within heterolithic phreatomagmatic/phreatic breccia bodies cutting through Miocene-age andesitic tuffs. Mineralization can generally be subdivided into two main types: A low-grade gold zone underlies much of Kirazli Daği, broadly enveloping the high-grade gold zones. This low grade mineralization occurs both above and below the zone of supergene oxidation (redox boundary). The wide spread, low grade mineralization is interpreted to be early and may be associated with the broad epithermal alteration that resulted in the chalcedonic silica (the second silica event). Four elongate bodies of high-grade gold mineralization occur in the advanced argillic zone overlapping slightly the bottom of the 1 km-long silica cap and the silica roots. High-grade gold mineralization also shows a strong spatial relationship with the margins of heterolithic breccia bodies. These bodies transect the redox boundaries.

At Aği Daği deposit, gold mineralization is associated with felsic volcanic rocks of Miocene age and a northeast trending silica cap rock about four km by two km in extent which forms a topographic high 700 to 900 meters in relief. The gold mineralization is disseminated and associated with intensely silicic alteration comprised of oxidized vuggy silica overprinting brecciated rocks hosted in volcanic felsic to intermediate tuffs and occasionally phreatic

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breccia bodies. Hydrothermal breccias (crackle, jigsaw, hydrothermal) are most common. Pyrite is the most abundant primary sulfide mineral associated with gold in the sulphide rocks. Trace to minor amounts of enargite, covellite, galena, and molybdenum are present locally. Five main zones of gold mineralization are present at Aği Daği: the Baba, Ayi Tepe, Fire Tower, Ihlamur and Deli Zones.

Minable resources have been generated for the Baba and Deli zones of the Agi Dagi deposit, and have also been developed for the Fire Tower zone. The Baba, Fire Tower and Deli zones occur along the east side of the NE-SW trending mountain ridge, corresponding to silicified dacite and phreatic breccia that may fill a paleo-basin in dacite and feldspar poropyritic andesite. Gold mineralization is continuous between Baba and Deli through Fire Tower, a strike distance of over 4 km.

The Ayi Tepe and Ihlamur zones are on a sub-parallel trend to the north. Mineralization along the Ayi Tepe – Ihlamur trend has only been sporadically drilled. The north part of Baba hill is composed of phreatic breccia and dacite flows and tuffs cutting andesites within a northeast trending, 500 meter wide paleo-basin filled with dacite flow and tuff. Ayi Tepe hill is underlain by the same geological units in the same relation as Baba. These two basins are elongated towards the northeast along the length of Aği Mountain. As the andesites are principally argillic altered and weather recessively compared to dacites, they generally occur in topographic lows between the silicified ridges.

Gold mineralization in the main part of the Baba zone is spatially associated with the matrix-supported heterolithic phreatic breccia body cutting low dipping dacite tuffs overlying andesite flows. Silicic alteration (often vuggy and/or crackle-brecciated) overprints breccia and the dacite. Gold mineralization largely occurs within the breccia body, extending into the dacite tuffs. Some lower-grade mineralization also occurs in oxidized porphyritic andesite adjacent to the phreatic breccia. The bulk of gold mineralization occurs within the oxide zone. The Deli hill is composed of a phreatic breccia pipe cutting through andesites forming a kilometer wide paleo-basin composed. Ihlamur occurs to the north of the Deli zone on Deli hill, where gold mineralization is hosted in the second NE-SW trending paleo-basin along Aği Daği mountain dacite is present.

Exploration Work Summary – 2011 and 2012

During 2010, the Company completed 22,611 m of drilling in 148 drill holes, completed geological re-modelling and initiated preliminary feasibility stage engineering studies. Subsequent to year end, the Company provided an updated resource estimate for these projects. In 2011, the Company completed 28,600 m of drilling in 155 holes focused on infill and extension drilling of known zones of mineralization. An updated mineral resource estimate was released in September 2011 based on drilling completed to the end of March 2011. An additional resource estimate was reported in March 2012 based on drilling completed to September 2011.

The principal objectives of 2010 and 2011 exploration programs in Turkey was to further assess the geological controls of gold mineralization while confirming the mineral resources that were previously disclosed, in addition to improving core recovery compared to historic drilling. The results of the exploration program in Turkey have been successful with respect to substantially improving drill recoveries, in addition to corroborating and/or improving historical drill results.

In 2012, the Company expended $9.1 million on exploration activities in Turkey and successfully completed 165 core drill holes totaling 30,478 m. This drilling included 22 drill holes that were for engineering purposes that were focused on geotechnical and hydrological studies.

For 2013, the Company has committed to an exploration budget of $11 million, of which 35% will be expensed and 65% will be capitalized. Given the very positive results at the Camyurt deposit in 2012, the Company plans to aggressively drill this project in order to increase the classification and quality of the mineral resources, such that they can potentially be used to convert resource ounces into mineral reserves in 2013. Should this occur, it would facilitate the fast-tracking towards production; however, it should be noted that additional drilling and engineering work are required and there is no guarantee that a mineral reserve will be identified.

The work program for 2013 will include a minimum of 31,700 m of core drilling and will focus primarily on Brownfields exploration at Camyurt deposit (definition drilling), Agi Dagi (definition and expansion drilling), target

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expansion (Ihlamur, Fire Tower, Aye Tepe) at Agi Dagi deposit, Kirazli deposit (definition and expansion drilling), and target expansion (Rock Pile) at Kirazli deposit. Greenfields exploration will also occur on the Company’s Iri, Kale, and Catalkaya targets.

Drilling statistics for 2012 and project-to-date are presented below:

2012 Core Drilling

Zone Drilled	Drill Holes Completed (Year)	Drill Holes Completed (Project)	Drilling Year (m)	Drilling Project (m)
Babadag	18	131	3,155.99	23,996.19
Delidag	2	146	528.00	26,603.30
Aği Daği infrastructure	14	40	317.70	769.80
Ayi Tepe	14	46	3,710.59	12,233.69
Fire Tower	24	78	7,834.02	21,584.62
Çamyurt	47	106	8,302.70	19,635.30
Ilhamur	1	23	125.70	3,635.30
Tavsan Tepe	0	6	0	700.80

TOTAL Aği Daği	120	576	23,973.70	108,159.00

Kirazli	19	216	3,025.30	36,184.80
Kirazli infrastructure	8	11	163.90	220.15
Polimetal	4	4	533.00	533.00
Rockpile	14	14	2,781.90	2,781.90

TOTAL	165	821	30,477.80	147,878.85

2012 Reverse Circulation Drilling

Zone Drilled	Drill Holes Completed (Year)	Drill Holes Completed (Project)	Drilling Year (m)	Drilling Project (m)
Babadag	—	69	—	8,361
Delidag	—	62	—	5,339
Ayi Tepe	—	5	—	515
Fire Tower	—	21	—	2,521
Çamyurt	—	—	—	—
Ilhamur	—	3	—	422
Tavsan Tepe	—	9	—	554

TOTAL Aği Daği	—	169	—	17,711

Kirazli	—	24	—	3,275

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Zone Drilled	Drill Holes Completed (Year)	Drill Holes Completed (Project)	Drilling Year (m)	Drilling Project (m)
TOTAL	—	193	—	20,985

Exploration work programs in Turkey are being reviewed by Vice President, Exploration for the Company, Mr. Jason Dunning, M.Sc., P.Geo. who is also responsible for on-site activities. Mr. Dunning is a Qualified Person within the meaning of NI 43-101.

Aği Daği Results (Baba and Deli Zones)

The Agi Dagi deposit is comprised of two principle zones, Deli and Baba. These two key areas of gold mineralization are connected by a significant exploration target known as the Fire Tower area where there is wide-spread advanced argillic and silici alteration facies. This trend is known to have a strike length of at least 4,300 m along a northwest-southeast trend. Hydrothermal alteration is presented as two parallel trends of advanced argillic and silic alteration facies.

Metallurgical, geotechnical, and infill core holes completed at the Baba and Deli zones have generally confirmed both expected grades and thicknesses. Additionally, a number of the new holes exceeded expectations relative to the March 2010 block model. Of particular interest is infill hole 10-AD-387, drilled at the northern limit of the main proposed pit at the Baba target in an area previously recognized as “barren”. This drill hole appears to link mineralization between two of the Baba preliminary pits.

Twin holes drilled to-date have indicated an increase in grade correlating with an increase in core recovery. For example, 10-AD-366, a core hole with much better recoveries than its historic twin AD-152, shows a significant increase in gold content. The composite in 10-AD-366, with 83% core recovery, is 5.0 g/t Au over 14.8 m, while the equivalent composite in the previous operator’s hole with core recovery of 33% returned 0.3 g/t Au over 15.8 m.

In 2011, the Company began drilling at Aği Daği deposit in March. A total of 17,106 m of drilling was completed in 88 core holes. The results at Aği Daği deposit have continued to improve relative to historical drilling results.

In 2012, drilling results continued to be positive with the successful coring of 18 drill holes at Deli zone totaling 3,155 m, and 2 drill holes at the Baba zone totaling 528 m. Notable assay results from 2011 and 2012 are as follows:

•	2.18 g/t Au over 50.3 m (11AD546)

•	1.37 g/t Au over 42.5 m (12AD609)

Fire Tower

The Fire Tower target is an area of favorable geology that is contiguous with the Baba zone, which is part of the Agi Dagi deposit, which also includes the Deli zone. At the Fire Tower target, 24 core drill holes were successfully completed totaling 7,834 m with a portion of this area included in the year-end, 2011 mineral resource and reserve statement. However, it is important to note the Fire Tower target was not included in the June 2012 Pre Feasibility Study, as it only contained Inferred mineral resources. The upgrading of the mineral resources in this area will only benefit the overall economics of the Agi Dagi deposit.

Çamyurt Results

The early stage development Çamyurt Project is located three km southwest of the Baba deposit (within the Aği Daği Project) and is a separate zone of economic interest. Preliminary exploratory drilling was completed in the fourth quarter of 2010.

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In late 2007, previous operators drilled five wide-spaced core holes at Çamyurt over a strike distance of approximately 700 m. Although all holes had poor core recovery, it was apparent that a new discovery had been made. At the time, the Çamyurt zone remained open to the southwest, with at least 800 m of untested strike length in favourable rock types coincident with gold mineralization in soil and rock chip samples at surface.

In 2010, the Company completed 6 core holes on the property. Holes 10-CYD-09 and 10-CYD-11 were twins of historic holes CYD-01 and CYD-05, respectively. CYD-01 returned 0.65 g/t Au over 73.3 m with an average core recovery of 43%; core recovery for 10-CYD-09 was 82% with a composite of 1.33 g/t Au over 58.9 m, demonstrating the positive effect of improved drilling techniques and better core recovery. New hole 10-CYD-11 with a composite grading 0.75 g/t Au over 158.3 m and a core recovery of 87% was substantially improved from historic hole CYD-05 which returned two shorter and lower grade composites, 0.43 g/t Au over 4.7 m and 0.23 g/t Au over 11.3 m, recovered at 56% and 68%, respectively.

Holes 10-CYD-06 and 10-CYD-07 were testing possible extensions of the historic gold-bearing zone to the south, 500 m and 50 m respectively from historic holes. Both holes intersected short intervals of gold bearing alteration but interpretation suggests that the holes may have been too far away from the zone and may have undershot it. Holes 10-CYD-08 and 10-CYD-10 were drilled in-between or adjacent to historic holes and basically confirmed the continuity of the zones between the historic holes with similar thicknesses and grade reported.

The 2011 drill program was primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization, aimed at bringing the zone to preliminary resource evaluation. In 2011, the Company drilled 9,600 m in 47 holes.

Drilling at Çamyurt has delineated a mineralized zone that is continuous for at least 1,200 m along strike with additional potential to extend mineralization to the northeast. The steeply dipping oxidized body starts at surface, has been vertically drilled up to 150 m, remains open at depth, and can reach up to 150 m in thickness. An initial mineral resource estimate for the Çamyurt Project was planned to be reported in the second quarter of 2012. Preliminary column test metallurgical samples have been submitted for Çamyurt and are in process.

In the second quarter of 2012, the Company published an initial, pit-constrained, Inferred mineral resource estimate to NI 43101 standards of 640,000 ounces of gold and 3,800,000 ounces of silver; applying a 0.2 gpt Au cut-off grade. The deposit has an average drill spacing of 55 m along strike with a total of 59 core drill holes included in the resource estimation. This new mineral resource is a significant addition to the Company’s resource base in Turkey, and highlights the opportunities that can be identified through continued exploration. The Company is planning for more drilling in 2013 to further test the mineral potential of the deposit and surrounding area due to the average grade of Camyurt deposit being higher than that of Agi Dagi and Kirazli deposits.

The 2012 drill program was primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization, as defined in the 2012 mineral resource estimate to NI 43101 standards. In 2012, the Company drilled 8,303 m in 47 holes. Notable assay results from the 2012 are as follows:

•	1.00 g/t Au over 94.0 m (12CYD54)

•	2.21 g/t Au over 49.7 m (12CYD63)

•	1.12 g/t Au over 65.1 m (12CYD57)

•	0.75 g/t Au over 131.0 m and 1.05 g/t Au over 67.7 m (12CYD56)

•	1.72 g/t Au over 55.1 m (12CYD64)

•	2.71 g/t Au over 17.0 m (12CYD68)

•	1.24 g/t Au over 126.2 m (12CYD70)

•	1.04 g/t Au over 96.7 m (12CYD71)

•	2.90 g/t Au over 23.6 m (12CYD72)

Kirazli Results

Drilling at the Kirazli Project commenced in late August 2010. The program initially focused on metallurgical and geotechnical data acquisition and then moved to infill drilling with two core rigs still active on the project in early 2011.

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Holes 10-KD-120, 10-KD-121 and 10-KD-126 were holes drilled to obtain metallurgical samples. Hole 10-KD-120 was a twin hole of historic KD-63 which returned 82.2 m grading 1.19 g/t Au, comparing well to its historic counterpart. As was the case at Aği Daği, better core recovery appeared to have a positive effect on grade (85% core recovery in 10-KD-120 versus 68% in the historic hole). Holes 10-KD-122 and 10-KD-133 were geotechnical holes drilled on the edge of the initially proposed pits which indicated the potential to increase the size of the pits in that area.

The 2012 drill program was primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization. In 2012, the Company drilled 1,920 m in 20 holes, which does not include an additional 8 core drill holes focused on Kirazli deposit infrastructure assessment that totaled 164 m. Notable assay results from the 2012 are as follows:

•	5.95 g/t Au over 10.3 m (12KD200)

•	1.62 g/t Au over 32.6 m (12KD205)

•	2.21 g/t Au over 22.6 m (12KD208)

Rock Pile

The Rock Pile target is located immediately west of the planned Kirazli deposit open pit design. Historical work on this target included former operators collecting 71 surface grab samples that possess an average grade of 3.8 g/t Au in an area 400 m in length by 100 m in width. It should be noted that these samples also coincided with an inverse polarization (“IP”) survey that identified numerous areas of silicification alteration. Although the Company’s drilling activities have yielded wide intercepts of gold mineralization, they have not reproduced the surface grab samples from former operators.

The 2012 drill program was primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization. In 2012, the Company drilled 2,782 m in 14 core drill holes. Notable assay results from the 2012 are as follows:

•	1.93 g/t Au over 14.6 m (12KD182)

•	1.19 g/t Au over 16.0 m (12KD183)

•	1.82 g/t Au over 13.9 m (12KD199)

•	1.97 g/t Au over 9.6 m (12KD189)

•	1.84 g/t Au over 14.6 m (12KD187)

•	1.19 g/t Au over 16.0 m (12KD183)

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody

Historical methodologies are described in the Scoping Study available at www.sedar.com under the Company’s name.

Exploration in 2011 was completed with the drill contractor, Spectra Jeotek Drilling, for the Aği Daği, Kirazli and Çamyurt Projects. All drilling was supervised by the Company’s technical staff and general industry standards were followed. All proposed drill collars were surveyed using proper surveying techniques with established control survey points across the property. Drills were set up under the direct supervision of Company staff. Drill holes were collared in PQ diameter core. The holes were reduced to HQ diameter when problems were encountered due to bad ground conditions. Core was placed in plastic boxes with depth markers every drill run (up to 3 m). Core recovery during these programs was generally adequate. Down-hole survey tests were taken generally at 50-75 m intervals down-hole to provide down hole survey control. The casing was attempted to be removed after drilling was completed, with minor casing left stuck in the ground. Holes with poor core recovery throughout the ore intersection were either re-collared and drilled again with core or re-drilled with a reverse circulation drill, where the actual weight of each 1.5 m sample occasionally recorded to check for consistent recovery.

Logging, sampling, and analysis procedures were established by Company staff with improvements and adjustments necessary to comply with current QA/QC procedures and NI-43-101 requirements done from time to time. Logging and sampling methodologies and procedures are documented routinely, updated, and maintained by the Company’s exploration department.

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Geologists log drill core holes on site at the Company’s exploration camp in Etili. Core is logged on a hole by hole basis with data entered on paper then transfer to digital files for future analysis and processing. RC holes are logged from chip trays containing representative samples collected from each 1.5-metre sample interval. After completion of geological and geotechnical logging and collection of additional information such as specific gravity, geologists define and label the intervals to be sampled, ranging from 0.25 to 1.5 m, depending on geological characteristics.

Selected drill core for assaying is cut and sampled at site while RC samples are collected directly at the drill site. For RC drill holes, a sub-set of the sample cuttings is bagged, inventoried, prepared and sent for analysis. For core drill holes, half-core samples are prepared using a diamond core saw, with 1.0-metre intervals as standard sample lengths in rock types presenting similar geological characteristics, bagged, tagged, sealed and shipped in batches to the assaying laboratory. When applicable, core from metallurgical and geotechnical drill holes are cut in half with one half of the core sent for analysis, while the reject is used for metallurgical testing. Metallurgical and geotechnical drill holes are logged at site in a similar manner to other core drill holes. Geologic logging and sample interval definition are completed by geologists; geotechnical logging including RQD, core recovery and specific gravity measurements are usually done by geological technicians and/or engineers. All samples collected by the Company during drill programs were subjected to quality control procedures that ensure best practice in the handling, sampling, analysis and storage of the drill core.

Laboratory sample preparation and analysis are in accordance with strict and industry recognized protocols and procedures. For RC samples, an approximate 10 kg sub-sample is sent to the lab. After drying, a 250-300 gram sub-set is crushed, riffle spilt, and pulverized. A one assay-ton (30 grams) sample is then collected for precious metal analysis (Au & silver – “Ag”) by FA-AA. For sample assaying above 5 g/t Au under FA-AA, a FA-GR is also performed. A smaller pulverized sub-sample (3-5 grams) is also taken for multi-elements ICP analysis. In 2010, all samples were also assayed by the hot-cyanide method (Au and Cu) to help assess the Au recovery potential; the results of these tests are also used for the recovery model. For core samples, the entire half of the core sample received at the lab is crushed; a 250-300 gram spilt is collected, pulverized and assayed using the methodology described above. Samples are sent to the Acme Lab. in Ankara, Turkey for sample preparation and then sent to Acme Lab. Vancouver, Canada or Santiago, Chili laboratory for analysis. Other labs are used for check assay work.

QA/QC procedures are performed systematically. Blind, standard and blank samples are systematically inserted on a regular sample batch interval, generally every 25-30 samples, and are routinely evaluated when results are received. Duplicate samples are selected at regular intervals, with the duplicate retrieved by the assaying laboratory personnel after the sample has been crushed, basically representing a separate split. Check assays of pulverized pulps are performed by a second lab and generally represent 5-10% of the entire sample database. Comparisons and reconciliation between original and check assays are done routinely during drilling, and systematically before any resource estimation exercise.

Sample custody is ensured on-site by continuous inventorying and monitoring of the RC cuttings and drill core. Once samples are prepared, using the methodologies described above, they are inventoried, individually bagged, tagged and sealed in larger bags for transport to the assay lab. The laboratories used for analysis are certified and follow strict, industry recognized, QA/QC protocols. Audits of the assaying labs are performed occasionally.

For disclosure purposes, a 0.2 g/t Au cut-off grade is used for calculation of composite intervals, with only a single 1.5-metre interval of sub-0.2 g/t Au material allowed within a composite interval; assay results are generally presented uncut.

Modelling and Estimation

Starting in 2009, resource estimation was managed under the supervision of the Company’s Director of Mineral Resources, Marc Jutras, who is also a Qualified Person. In previous years part or all of the mineral resource estimates were either reviewed or completed by an Independent Qualified Person as defined by NI 43-101.

The following procedures are generally followed for modelling and estimation. Block gold grade estimation is constrained by geology envelopes that are constructed using alteration distribution, oxidation state, known geologic controls, and anomalous gold mineralization. Gold grades are estimated using OK interpolation with searches oriented along known mineral controls. Gold resource classification is based on proximity to drill hole data, and geostatistical variography. Measured resources are generally defined (note that this criteria may vary depending on varioraphy) as blocks within an average distance of 10 m from drill hole data. Indicated resources are generally defined (note that this criteria may vary depending on varioraphy) as blocks between an average distance of 10 to 50 m from drill hole data. Inferred resources are defined (note that this criteria may vary depending on varioraphy) as those blocks greater than an average distance gretater than 50 m from drill hole data.

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Geologic solids are constructed from observed data collected during the core and chip logging processes, and from data acquired through the use of an infrared reflectance spectrometer. Geologic solids comprise rock types, oxidation, silica alteration, and intensity of argillic alteration. Mineralized shapes within which gold estimation was performed were constructed from the occurrence of silica alteration, and argillic alteration intensity, and silica alteration, and alteration from infrared spectrometry. In addition, the occurrences of logged breccia units were sometimes used to construct the mineralization envelope. Hard boundaries to gold estimation were also assigned to air, post mineral rocks and alluvial/colluvial material, and in some cases, faults.

Metallurgy

In 2010 and 2011 the Company drilled PQ size core holes to obtain samples for metallurgical test purposes to support a pre-feasibility study. The metallurgical test hole locations were targeted based on the available geology and mine planning information to ensure they were in the area of interest and intersected the rock and alteration types of interest. The holes were on widely spaced intervals and the program was designed to obtain representative samples from each area, based on the information available at the time. Seven holes for metallurgical test purposes were drilled in Baba, eight holes for metallurgical test purposes were drilled in Deli and six holes for metallurgical test purposes were drilled in Kirazli. The test holes provided a total of 425 meters of mineralized oxide material from Baba, 296.3 meters of mineralized oxide material from Deli and 93.5 meters of mineralized oxide material from Kirazli. At Kirazli an additional 364.7 meters of mineralized transition material was available for the metallurgical test program.

In addition to the drill hole sampling program, bulk samples from surface trenches and outcrops were obtained from each area. Two trenches were completed in both Baba and Deli and one outcrop was sampled at Kirazli.

All of the Company’s metallurgical samples were collected under the supervision of site geologists and were sent to Kappes, Cassiday and Associates (“KCA”) in Reno Nevada for testing. The KCA laboratory was toured on December 4, 2009 and test methods and equipment to be used for the Company’s samples were discussed. Standard KCA test methods were used to determine the Company’s sample characteristics. These methods are considered to be standard and accepted in the industry. Tests conducted at KCA to characterize the material and evaluate heap leach potential included: fire assays, screen analysis, multi-element ICP analysis, sulfur speciation, mercury analysis, cyanide soluble gold, silver and copper analysis, whole rock analysis, Bond work index, bottle roll tests at minus 1.7 and 0.106 mm, agglomeration tests, compacted permeability tests, and column leach tests.

Composites for each area were made based on the sample alteration as logged by geology. In addition to the alteration composites, twenty two column tests to evaluate deposit variability were conducted on samples from Aği Daği.

The pre-feasibility test programs conducted by the Company at KCA indicate the material from Aği Daği and Kirazli are suitable for heap leaching with a dilute alkaline cyanide solution. Excellent gold recovery from oxide material for all three areas was demonstrated in the bottle roll and laboratory column tests. Results are relatively consistent with the tests conducted in the past. Close agreement of heads estimated from the drill hole assays, composite assayed heads and calculated test heads for the various bottle roll and column tests provide confidence in the test results. Gold recovery from the oxide was not strongly dependant on crush size. Reagent consumption was low to moderate.

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Bond work index and abrasion index results indicate the material is typical of gold ores. Based on the agglomeration and compacted permeability test results, agglomeration of the ore with barren solution and 2.5 kilograms per tonne of cement is recommended to facilitate heap stability and leach operations. Tests on the column test tailings indicate the WAD cyanide can be reduce to less than 0.2 ppm WAD CN by rinsing with water or with column eluate treated with hydrogen peroxide.

Variable concentrations of sulfide sulfur and cyanide soluble copper minerals occur in some zones in the deposits and these can affect metal recovery and processing costs. In Aği Daği and Kirazli both sulphide sulfur and cyanide soluble copper can be managed by ore control and reagent addition so these factors are not expected to cause a risk to the operation if properly controlled. Analysis of the available data indicates that the AA to Fire gold ratio, the cyanide soluble copper assay and the sulfur analysis available in the mine model and on future blast holes will provide the information required to facilitate efficient ore control. Mercury was recovered with the precious metals at both Aği Daği and Kirazli and appropriate plant design will be required to protect human health and the environment.

Laboratory assay QA/QC results for the laboratory and assay methods used by KCA during the period that the Company’s test samples were analyzed were reviewed. The review indicated that the laboratory fire assay results for solutions and solids were reliable with a relative standard deviation averaging one percent on samples that averaged 1.29 grams per tonne solid and 1.00 grams per tonne of solution. Scoping level studies to determine the optimum crush size for Aği Daği and Kirazli were conducted. Incremental recovery at finer crush size was compared to incremental crusher capital and operating costs estimates. For Aği Daği, results indicate that the incremental revenue for finer crushing approaches zero at crush sizes below 20 - 25 mm. For Kirazli, a target crush P80 of 25 to 30 mm is suggested.

Mineral Resource

The Company has updated its measured, indicated and inferred resources for Aği Daği and Kirazli as at December 31, 2012. Relative to the Company’s year end 2011 resource statement, measured and indicated mineral resources for the Aği Daği and Kirazli Projects, excluding Camyurt, increased to 126.3 million tonnes grading 0.60 g/t Au for 2.44 million ounces of gold. This represents a 220,000 ounce increase in measured and indicated gold resource ounces as compared to the December 31, 2011 estimate of 2.2 million ounces. The increase in measured and indicated mineral resources is attributable primarily to resource additions at Kirazli, and through successful conversion of inferred ounces to the measured and indicated category, with the 2012 infill drill programs. Inferred mineral resources declined by 71,000 ounces of gold as a result of infill drilling conversion. The 2012 infill drill program was successful in maintaining the average measured and indicated mineral resource grade of 0.60 g/t Au, relative to the 0.62 g/t Au grade reported by the Company in its 2011 year end statement. The average silver grade increased to 4.85 g/t Ag, through improved silver grades at Kirazli. Detailed summaries of the mineral resources for Aği Daği and Kirazli are presented in the tables shown below.

Aği Daği Project – Measured & Indicated Mineral Resources [1], [4] December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	8,285	2.12	13.58	563,698	3,616,513
0.80	12,700	1.69	10.19	689,817	4,161,522
0.60	22,341	1.26	7.20	903,359	5,173,368
0.40	44,314	0.87	5.08	1,245,870	7,240,993
0.20	93,944	0.56	3.56	1,698,975	10,762,590
0.10	141,696	0.42	2.88	1,925,361	13,117,540

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Kirazli Project – Measured & Indicated Mineral Resources [2],4 December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	5,134	2.27	18.78	374,733	3,099,973
0.80	6,173	2.04	16.96	404,963	3,365,603
0.60	9,293	1.63	14.62	486,298	4,368,157
0.40	17,493	1.07	11.08	599,329	6,229,710
0.20	32,330	0.71	8.61	738,914	8,953,576
0.10	39,990	0.60	8.23	777,800	10,577,150

Aği Daği Project – Inferred Mineral Resources [1],4 December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	597	1.44	3.74	27,728	71,699
0.80	1,195	1.17	3.58	44,795	137,524
0.60	2,771	0.89	3.66	79,382	325,932
0.40	6,868	0.65	3.39	143,072	748,223
0.20	18,944	0.41	2.54	251,202	1,549,119
0.10	30,882	0.31	1.99	307,010	1,971,906

Kirazli Project – Inferred Mineral Resources [2,4] December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	959	1.51	10.46	46,622	322,452
0.80	1,260	1.37	10.93	55,416	442,682
0.60	2,094	1.10	9.53	74,154	641,354
0.40	3,696	0.83	8.70	98,719	1,034,183
0.20	6,698	0.59	8.17	126,659	1,760,020
0.10	8,460	0.50	8.09	136,327	2,201,668

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Camyurt – Inferred Mineral Resources [3,4] December 31, 2012
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	6,630	1.54	8.04	328,281	1,713,882
0.80	9,895	1.33	7.16	423,123	2,277,863
0.60	13,511	1.16	6.35	503,915	2,758,500
0.40	18,416	0.98	5.48	580,266	3,244,750
0.20	24,557	0.81	4.77	639,531	3,766,129
0.10	27,612	0.74	4.43	656,933	3,932,721

(1)

Measured and indicated and inferred resources for the Agi Dagi project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 380, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

(2)

Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,500 per ounce gold price and a US$28.00 per ounce silver price, a December 2012 resource model, average pit slope angle of 380, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

(3)

Inferred resources for the Çamyurt project are pit-constrained, using a $1,250 per ounce gold price, a 60:1 Ag:Au value ratio (Au equivalent = Au + ((Ag/60) * Ag recovery)), an average pit slope angle of 45o, estimated costs based on the Pre-feasibility study, and recoveries for Au and Ag based on grade ranges. Only oxide and transition material were considered in the pit run. Please refer to the Companies June 28th, 2012 press release.

(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Qualified Person(s) Disclosure

The independent Qualified Person for the National Instrument 43-101 compliant mineral reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared the mineral resource estimation for the Mulatos Mine, the Aği Daği, Kirazli, and Çamyurt projects. Mark Odell, Principal, Practical Mining LLC, was responsible for the presentation of the underground reserves in the Escondida-Gap and San Carlos areas. Messieurs Welhener, Jutras, and Odell are recognized as Qualified Persons according to the requirements of National Instrument 43-101.Exploration programs at Mulatos are directed by Ken Balleweg, P.Geo., B.Sc., M.Sc. Geology, Alamos’ Exploration Manager – Mexico, a Qualified Person as defined by National Instrument 43-101.

Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective news releases for these areas, and in the Mulatos December 2012 technical report and the July 2012 Aği Daği and Kirazli technical report which are available at www.sedar.com.

Outlook

In Turkey, the Company published an NI 43-101 compliant preliminary feasibility study summary of the Aği Daği and Kirazli projects in June 2012, which demonstrated robust economics and supported the Company’s decision to proceed with permitting and development activities. Total development spending related to the Turkish projects in 2013 is expected to be approximately $69.3 million.

In the first quarter of 2013, the Company expects to receive a response from the Turkish government with respect to EIA approval for the Kirazli project. The final EIA for the Aği Daği project will be submitted in the first quarter of 2013 with approval expected in the second quarter of the year. The Company is also committed to aggressively drilling the Çamyurt project, which is the next step in fast-tracking the project toward production.

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DIVIDENDS

On March 4, 2011, the Company announced that it had increased its semi-annual dividend to$0.05 per share payable on May 2, 2011 to shareholders of record on April 15, 2011. The semi-annual dividend was increased again to $0.07 on September 15, 2011, and further increased to $0.10 per share on February 24, 2012, payable on April 30, 2012 to shareholders of record on April 13, 2012. This represents a 233% increase since the first semi-annual dividend was declared in the first quarter of 2010.

Dividends	Year ended Dec 31, 2012	Year ended Dec 31, 2011	Year ended Dec 31, 2010
Declared and Paid	24,023,000	14,114,000	7,495,000
Weighted Average number of common shares outstanding	119,861,000	117,375,000	115,183,000
Dividend per share	$0.20	$0.12	$0.065

In 2012, the Company paid a total of $24.0 million in dividends.

Payment of any future dividends will be at the discretion of the Company’s Board of Directors, after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Subject to the provisions of the BCBCA, the Board of Directors of the Company may declare dividends payable to the Company’s shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid common shares of the Company.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized capital consists of one class of common shares without par value (the “common shares”). The Company is authorized to issue an unlimited number of common shares. Each common share is entitled to one vote. As at December 31, 2012, a total of 120,871,406 common shares were issued and outstanding. As at March 27, 2013, a total of 127,467,786 common shares were issued and outstanding.

All of the Company’s common shares are of the same class and rank equally as to voting rights, dividends and participation in assets of the Company on wind-up or dissolution. There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, however the Company’s Articles provide that the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the BCBCA. Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA.

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MARKET FOR SECURITIES

The Company’s common shares are listed on the TSX under the ticker symbol “AGI”. On February 13, 2013, the Company common shares began trading on the NYSE also under the ticker symbol “AGI”.

Trading Price and Volume

The following table sets out the monthly low and high trading prices and the monthly volume of trading of the common shares of the Company on the TSX for the financial year ended December 31, 2012:

2012	Low ($CAD)	High ($CAD)	Volume
January	16.95	21.00	11,157,274
February	18.13	20.54	11,832,312
March	15.79	18.71	20,573,401
April	16.65	18.78	6,692,174
May	15.67	19.30	7,361,227
June	14.07	20.00	12,429,284
July	13.84	17.11	10,124,888
August	15.40	19.12	7,494,863
September	17.66	19.95	6,705,657
October	18.03	19.96	6,804,478
November	18.12	19.95	4,429,815
December	16.98	18.79	3,571,732

PRIOR SALES

The following table summarizes the number and price at which stock options were issued during the most recently completed financial year ending December 31, 2012. A total of 840,000 stock options were issued in 2012 at an average exercise price of CAD$16.30, as follows:

Date	Type of Security	Price per Security (CAD$)	Number of Securities
July 30, 2012	Options	16.30	840,000

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DIRECTORS AND OFFICERS

The name, province or state and country of residence, positions held within the Company and principal occupation of each director and executive officer of the Company during the five preceding years from the date of this AIF are as follows:

NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR

JOHN A. McCLUSKEY(5) President, Chief Executive Officer and Director Ontario, Canada	Chief Executive Officer, President and Director of the Company.	Since February 21, 2003

MARK WAYNE(2) (4) Chairman, Director Alberta, Canada

Chief Financial Officer and Director of Regulus Resources Inc. since December 2010 and Vice-President of MGI Securities Inc. since January 2005. Director of Karnalyk Resources Inc., Tanqueray Exploration Ltd, AltaFund Investment Corporation and Consolidated Western Resource Corporation. Prior thereto, Chief Financial Officer of Antares Minerals Inc. from July 2004 to December 2010, Chief Financial Officer and Director of Stem Cell Therapeutics from October 2004 to August 2010 and Director of Antares Minerals Inc. until December 2010.

Since May 24, 2005

KENNETH STOWE(3) (4) (5) Director Ontario, Canada	Director of HudBay Minerals since 2010. Prior thereto, president and Chief Executive Officer of Northgate Minerals from September 1999 to July 2011.	Since September 26, 2011

ANTHONY GARSON(2) (3) (5) Director Ontario, Canada	Consultant of several mining companies. Director of Argex Titanium Inc. and Greenfield Mining Capital Inc.	Since June 7, 2010

DAVID GOWER (3) Director Ontario, Canada

President of Brazil Potash Corporation since 2009. Chairman of Castillian Resources Corporation since January 2010, President and CEO of Castillian Resources Corporation from December 2006 to January 2010.

Since May 19, 2009

PAUL MURPHY (2) Director Ontario, Canada

Chief Financial Officer and Executive Vice-President, Guyana Goldfields since April 2010 and Chief Financial Officer of Guyana Precious Metals since May 2012, Director of Continental Gold and Director of Century Iron Mines. Prior thereto, Partner and National Mining Leader, PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner, PricewaterhouseCoopers LLP since 1981.

Since February 19, 2009

JAMES R. PORTER Chief Financial Officer Ontario, Canada

Chief Financial Officer (“CFO”) of the Company from June 2011 to present; Vice-President of Finance of the Company from July 2008 to June 2011; Controller of the Company from October 2005 to July 2008.

N/A

MANLEY R. GUARDUCCI Chief Operating Officer British Columbia, Canada	Vice-President and Chief Operating Officer of the Company from May 2008 to present; Mine Manager of the Company from April 2007 to May 2008.	N/A

GREGORY FISHER Vice-President Finance Ontario, Canada	Vice-President of Finance of the Company from June 2011 to present; Controller of the Company from April 2010 to June 2011. Prior thereto, Senior Manager, KPMG from September 2002 to March 2010.	N/A

CHARLES TARNOCAI Vice-President, Corporate Development British Columbia, Canada	Vice-President of Corporate Development of the Company from April 2008 to present.	N/A

HAN ILHAN	Vice-President of Projects of the Company since October 2011. Prior	N/A

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NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR
Vice-President, Projects Ankara, Turkey	thereto, Vice-President, URS Corporation from 1985 to September 2011.

CHRISTINE BARWELL Vice-President, Human Resources Ontario, Canada

Vice-President of Human Resources of the Company from April 2010 to present. Prior thereto, Manager, International Assignments, Kinross Gold from September 2009 to April 2010, Senior Manager, Global Mobility, PricewaterhouseCoopers LLP from January 1999 to August 2009.

N/A

MATTHEW HOWORTH Vice-President, Legal and Corporate Secretary Ontario, Canada

Vice-President of Legal and Corporate Secretary of the Company since March 2012. Prior thereto, Vice President, General Counsel and Corporate Secretary of Northgate Minerals Corporation from 2008 to 2012.

N/A

JO MIRA CLODMAN Vice-President, Investor Relations Ontario, Canada	Vice-President of Investor Relations of the Company since November 2012. Prior thereto, President, Clodman Hecht Communications Inc. until November 2012.	N/A

ANDREW CORMIER Vice-President, Development and Construction Ontario, Canada

Vice-President of Development and Construction of the Company since February 2013. Prior thereto, Project Manager of Aurico Gold Inc. and, prior to its acquisition by Aurico Gold Inc., Northgate Minerals Corporation.

N/A

JASON DUNNING Vice-President, Exploration Ontario, Canada	Vice-President of Exploration of the Company since February 2013. Prior thereto, Vice-President, Exploration of Selwyn Resources Ltd. from July 2008 to February 2013.	N/A

(1)

The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)	Denotes member of Audit Committee. Mr. Murphy is the chairman of this Committee.
(3)	Denotes member of Compensation Committee. Mr. Gower is the chairman of this Committee.
(4)	Denotes member of Corporate Governance Committee. Mr. Wayne is the chairman of this Committee.
(5)	Denotes member of the Technical, Environmental, Social and Employee Health and Safety Committee. Mr. Stowe is the chairman of this Committee.

The term of office of each of the current directors expires at the next annual general meeting of shareholders of the Company.

As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 1,057,387 common shares, directly or indirectly, representing approximately 0.9% of the issued and outstanding common shares of the Company.

Cease Trade Orders or Bankruptcies

Except as described below, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

1.

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

2.

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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Except as described below, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

1.

is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

2.

has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

In February 2009, Railpower Technologies Corporation filed for bankruptcy. Mr. Mark Wayne was a former director of that company, having ceased to be a director in June 2008.

Penalties or Sanctions

No director or executive officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contract or transaction, and either the director or officer has a material interest in the contract or transaction or the director or officer is a director or officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

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AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee. The Company must also, pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), have a written charter that sets out the duties and responsibilities of its audit committee. The Company’s audit committee charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee, at the present time, is comprised of Paul Murphy (Chair), Mark Wayne and Anthony Garson. Each member is financially literate and all members of the Audit Committee are independent directors.

Relevant Education and Experience

Mr. Murphy is a Chartered Accountant and former Partner at a national accounting firm, PricewaterhouseCoopers LLP. Mr. Wayne is a Chartered Financial Analyst and has served as Chief Financial Officer of several public companies, including currently Regulus Resources Inc. Mr. Garson is a former equities analyst. In these positions, each member has been responsible for reviewing financial information and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has a significant understanding of the mineral exploration and mining business in which the Company is engaged in and has an appreciation for the relevant accounting principles for this business.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of National Instrument 52-110 – Audit Committees (“NI 52-110”).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services that require the auditors to submit to the committee a proposal for services to be provided and cost estimate for approval.

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External Auditor Service Fees (By Category)

Fiscal Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2012	$345,500	$—	$104,500	$2,500
2011	$326,185	$10,000	$125,966	$2,500

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has since January 1, 2010 (being the commencement of the Company’s third most recently completed financial year) any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent, Computershare Trust Company of Canada, is located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its Toronto affiliate is located at 66 Wellington Street West, Suite 5210, PO Box 240, TD Centre, Toronto, Ontario M5K 1J3.

LEGAL PROCEEDINGS

As at March 28, 2013, there are no material legal proceedings to which the Company is a party.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or as described in this AIF, the Company has not entered into any other material contracts during the most recently completed financial year.

INTERESTS OF EXPERTS

Ernst & Young LLP prepared an audit report with respect to the Company’s financial statements for the years ended December 31, 2012 and 2011. Neither Ernst & Young LLP, nor any partner, employee or consultant of Ernst & Young LLP involved in the preparation of such report, is known by the Company to hold any securities of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for the most recent fiscal year.

Additional information, including director and officer remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular dated April 26, 2012 for its Annual and General meeting of shareholders which was held on May 31, 2012.

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SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Organization

This charter governs the operations of the Audit Committee (the “Committee”) of Alamos Gold Inc. (the “Company”). The purpose, composition, responsibilities, and authority of the Committee are set out in this Charter.

This Charter and the Articles of the Company and such other procedures, not inconsistent therewith, as the Committee may adopt from time to time, shall govern the meetings and procedures of the Committee.

Purpose

The Committee shall provide assistance to the Board of Directors of the Company (the “Board”) in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to:

1.	the integrity of the Company’s financial statements;

2.	the financial reporting process;

3.	the systems of internal accounting and financial controls;

4.	risk management;

5.	the performance of the Company’s internal audit function (if applicable) and independent auditors;

6.	the independent auditors’ qualifications and independence; and

7.	the Company’s compliance with ethics policies and legal and regulatory requirements.

Composition

The Committee shall be composed of at least three directors of the Company (the “Members”), each of whom is “independent” as defined in National Instrument 52-110 Audit Committees or any successor policy.

All Members shall be “financially literate” as defined in National Instrument 52-110 Audit Committees or any successor policy.

Members shall be appointed by the Board and shall serve until they resign, cease to be a director, or are removed or replaced by the Board.

The Board shall designate one of the Members as chair of the Committee (the “Chair”).

The Members shall appoint, from among their number, a secretary of the Committee (the “Secretary”).

Authority

The Committee is authorized to carry out its responsibilities as set out in this Charter, and to make recommendations to the Board arising therefrom.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage, and to set and

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pay the compensation of, independent accountants, legal counsel and other advisers as it determines necessary to carry out its duties.

The Committee may also communicate directly with the auditors, legal and other advisors, management and employees of the Company to carry out its responsibilities and duties set out in this Charter.

The Company shall pay directly or reimburse the Committee for the expenses incurred by the Committee in carrying out its responsibilities.

Responsibilities

The primary responsibility of the Committee is to oversee the Company’s financial reporting process on behalf of the Board and report the results of their activities to the Board. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behaviour. The following shall be the principal direct responsibilities of the Committee:

1.

Appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting. The Committee shall arrange for the independent auditors to report directly to the Committee.

2.

Pre-approve all audit and non-audit services provided by the independent auditors and not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

3.	At least annually, obtain and review a report by the independent auditors describing:

(a)	The firm’s internal quality control procedures.

(b)

Any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

(c)	All relationships between the independent auditor and the Company (to assess the auditor’s independence).

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4.

Establish clear hiring policies for employees, partners, former employees and former partners of the current and former independent auditors of the Company that meet the requirements of applicable securities laws and stock exchange rules.

5.

Discuss with the auditors, the overall scope and plans for audits of the Company’s financial statements, including the adequacy of staffing and compensation. Ensure there is rotation of the audit partner having primary responsibility for the independent audit of the Company at such intervals as may be required.

6.

Discuss with management and the auditors the adequacy and effectiveness of the accounting and financial controls, including the Company’s policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs (e.g. Company’s Code of Business Conduct and Ethics).

7.

Periodically meet separately with management and the auditors to discuss issues and concerns warranting Committee attention. The Committee shall provide sufficient opportunity for the auditors to meet privately with the members of the Committee. The Committee shall review with the auditor any audit problems or difficulties and management’s response.

The processes set forth represent a guide with the understanding that the Committee may supplement them as appropriate.

Specifically Delegated Duties

For purposes of this Charter, specific accounting, financial and treasury related duties delegated to the Committee by the Company’s Board of Directors include:

Accounting and Financial

1.

Receive regular reports from the independent auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

2.

Where applicable, review management’s assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditor’s report on management’s assertion.

3.	Review and discuss annual and interim earnings press releases before the Company publicly discloses this information.

4.

Review and approve the interim quarterly unaudited financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations with management and, where applicable, the independent auditors prior to the filing of the Company’s Quarterly Report or their inclusion in any filing with regulatory authorities. Also, the Committee shall discuss the results of the quarterly review, if any, and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

5.

Review with management and the independent auditors the financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company’s Annual Report to shareholders and any other filing with regulatory authorities, including their judgment about the quality, not just the acceptability of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

6.

The Committee shall discuss any matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards and shall specifically review with the independent auditors, upon completion of their audit:

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(a)	the contents of their report;

(b)	the scope and quality of the audit work performed;

(c)	the adequacy of the Company’s financial and auditing personnel;

(d)	co-operation received from the Company’s personnel during the audit;

(e)	significant transactions outside of the normal business of the Company; and

(f)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems.

7.	Establish procedures for the review of the public disclosure of financial information extracted from the financial statements of the Company.

8.

Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Treasury Related

1.

Monitor and review risk management strategies as they pertain to the Company’s general insurance programs, and foreign exchange and commodity hedging programs, and make recommendations to the Board with respect to such strategies.

2.	Approve investment policies and appoint investment managers, where appropriate, for the Company’s retirement and other funded benefit plans.

3.	Perform such other duties in respect of financial matters as, in the opinion of the Board, should be performed by the Committee.

Meetings and Proceedings

The Committee shall meet as frequently as required, but not less than four times each year. Any Member or the independent auditors of the Company may call a meeting of the Committee.

The agenda of each meeting of the Committee will include input from the independent auditors, directors, officers and employees of the Company as appropriate. Meetings will include presentations by management, or professional advisers and consultants when appropriate, and will allow sufficient time to permit a full and open discussion of agenda items.

Unless waived by all Members, a notice of each meeting of the Committee confirming the date, time, place, and agenda of the meeting, together with any supporting materials, shall be forwarded to each Member and the independent auditors of the Company at least three days before the date of the meeting.

The independent auditors of the Company are entitled to attend and be heard at every meeting of the Committee at the expense of the Company.

The quorum for each meeting of the Committee is a majority of the Members. The Chair of the Committee shall chair each meeting. In the absence of the Chair, the other Members may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

The Chair of the Committee or his delegate shall report to the Board following each meeting of the Committee.

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ANNUAL INFORMATION FORM - 2012

The Secretary or his delegate shall keep minutes of all meetings of the Committee, including all resolutions passed by the Committee. Minutes of meetings shall be distributed to the Members and the other directors of the Company after preliminary approval thereof by the Chair of the Committee.

The Committee shall meet regularly alone to facilitate full communication.

Self-Assessment

The Committee and the Board shall annually assess the effectiveness of the Committee with a view to ensuring that the performance of the Committee accords with best practices.

The Committee shall review and reassess this Charter at least annually and obtain the approval of the Company’s Board for any changes.

Responsibilities of Chair

The Chair of the Committee shall provide leadership to the Committee to enhance the Committee’s effectiveness and ensure adherence to this Charter.

The Chair of the Committee is responsible for managing the Committee, including:

(a)	chairing all meetings of the Committee in a manner that promotes meaningful discussion;

(b)

preparing or providing direction to management to prepare an appropriate agenda for Committee meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

(c)	adopting procedures to ensure that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings; and

(d)	ensuring meetings are appropriate in terms of frequency, length and content.

This Charter amends, restates, replaces and supersedes the Audit Committee Charter of the Company adopted by the Board on April 28, 2003.

Adopted by the Board of the Company effective December 9, 2008.

80	ALAMOS GOLD INC